QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

MONOLITHIC SYSTEM TECHNOLOGY, INC.
(Name of Subject Company)

MONOLITHIC SYSTEM TECHNOLOGY, INC.
(Name of Person(s) Filing Statement)

COMMON STOCK, $0.01 PAR VALUE PER SHARE
(Title of Class of Securities)

609842 10 9
(CUSIP Number of Common Stock, $0.01 Par Value)

Fu-Chieh Hsu
Chairman of the Board, President and Chief Executive Officer
Monolithic System Technology, Inc.
1020 Stewart Drive
Sunnyvale, CA 94058
(408) 731-1800
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

with a copy to:
 Alan Kalin, Esq.
Bingham McCutchen LLP
1900 University Avenue
East Palo Alto, CA 94303-2223
(650) 849-4816

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        This Solicitation/Recommendation Statement on Schedule 14D-9 relates to an offer to purchase all of the outstanding shares of common stock of Monolithic System Technology, Inc.

ITEM 1. Subject Company Information

Name and Address

        The name of the subject company is Monolithic System Technology, Inc., a Delaware corporation (the "Company"). The address of the principal executive office of the Company is 1020 Stewart Drive, Sunnyvale, CA 94058. The telephone number of the Company's principal executive office is (408) 731-1800.

Securities

        The title of the class of equity securities that are the subject of this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") is the common stock, par value $0.01 per share, of the Company ("Company Common Stock"), including the associated stock purchase right pursuant to the Company's Rights Agreement, dated as of October 11, 2000, as amended (the "Rights Agreement"), between the Company and Wells Fargo Minnesota, N.A., as rights agent. As of March 15, 2004, there were 30,970,115 shares of Company Common Stock outstanding.

ITEM 2. Identity and Background of Filing Person

Name and Address

        The name, business address and business telephone number of the Company, which is the person filing this Statement, are set forth in Item 1 of this Statement.

Tender Offer

        This Statement relates to the offer by Mountain Acquisition Sub, Inc., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Synopsys, Inc., a Delaware corporation ("Synopsys"), to purchase each issued and outstanding share of Company Common Stock, including the associated stock purchase right pursuant to the Rights Agreement (which right is included in the term "share of Company Common Stock" or similar terms for purposes of this Statement), at a purchase price of $13.50 per share, net to the seller in cash, without interest thereon. The Offer shall be made upon the terms and subject to the conditions set forth in the Offer to Purchase of Purchaser, dated March 22, 2004, and the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer"), copies of which have been filed as Exhibits (a)(2) and (a)(3) to this Statement and are incorporated by reference. The Offer and the Merger (as defined below) are described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), filed by Synopsys and Purchaser with the Securities and Exchange Commission on March 22, 2004.

        The Offer is being made pursuant to an Agreement and Plan of Merger and Reorganization, dated as of February 23, 2004 (the "Merger Agreement"), by and among the Company, Purchaser and Synopsys. Pursuant to the Merger Agreement, following the successful completion of the Offer and the satisfaction or waiver of each of the applicable conditions specified in the Merger Agreement, Purchaser will be merged with and into the Company (the "Merger"), with the Company surviving the Merger as a wholly-owned subsidiary of Synopsys (the "Surviving Corporation"). At the effective time of the Merger (the "Effective Time"), each issued and outstanding share of Company Common Stock (other than shares of Company Common Stock held by stockholders of the Company who properly exercise appraisal rights under Delaware law) will be converted into the right to receive $13.50 in cash, without interest.

        The Merger Agreement provided for the payment in the Offer, for each outstanding share of Company Common Stock, of consideration consisting of $6.75 in cash, without interest, and a fraction of a share of common stock, $0.01 par value per share, of Synopsys ("Synopsys Common Stock") having a value equal to $6.75 based on a formula as provided in the Merger Agreement. The Merger Agreement also provided that, at any time on or prior to the second business day before the date the Offer is scheduled to expire, the Purchaser was entitled, in its sole discretion, to elect to convert the consideration being offered for each share of Company Common Stock from the combination of cash and stock described above to consideration consisting solely of $13.50 in cash, without interest (the "All-Cash Election"). On March 22, 2004, the Purchaser made the All-Cash Election in accordance with the terms of the Merger Agreement. The All-Cash Election is irrevocable, and accordingly, the holders of shares of Company Common Stock will not receive any shares of Synopsys Common Stock in the Offer or the Merger.

        The Merger Agreement has been filed as Exhibit (e)(1) to this Statement and is incorporated by reference. A summary of the material terms of the Merger Agreement is set forth in Section 12—"Purpose of the Offer and the Merger; Plans for MoSys; the Merger Agreement; the Stockholder Agreements; the Noncompetition Agreements" of the Offer to Purchase, which has been filed as Exhibit (a)(2) to this Statement and is incorporated by reference. The provisions of the Merger Agreement that contemplated the possible exchange of shares of Synopsys Common Stock in partial payment for shares of Company Common Stock tendered in the Offer are no longer relevant, and such provisions are not summarized or otherwise described in the Offer to Purchase.

        The principal executive offices of Synopsys and Purchaser, as set forth in the Schedule TO, are located at 700 East Middlefield Road, Mountain View, CA 94043.

ITEM 3. Past Contacts, Transactions, Negotiations and Agreements

        Certain contracts, agreements, arrangements or understandings, as described below, between the Company or its affiliates and certain of its directors and executive officers may present such directors and executive officers with certain potential conflicts of interest. Except as described in this Statement (including in the Exhibits hereto and in Annex A hereto) or incorporated by reference, to the knowledge of the Company, as of the date of this Statement, no material agreement, arrangement or understanding or any actual or potential conflict of interest exists between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates, or (ii) Synopsys or Purchaser or their respective executive officers, directors or affiliates.

The Merger Agreement

        A summary of the material terms of the Merger Agreement is set forth in Section 12—"Purpose of the Offer and the Merger; Plans for MoSys; the Merger Agreement; the Stockholder Agreements; the Noncompetition Agreements" in the Offer to Purchase which has been filed as Exhibit (a)(2) to this Statement and is incorporated by reference. The summary does not purport to describe all of the terms of the Merger Agreement and such description is qualified in its entirety by reference to the Merger Agreement which has been filed as Exhibit (e)(1) to this Statement and is incorporated by reference. The provisions of the Merger Agreement that contemplated the possible exchange of shares of Synopsys Common Stock in partial payment for shares of Company Common Stock tendered in the Offer are no longer relevant, and such provisions are not summarized or otherwise described in the Offer to Purchase. We urge you to read carefully the entire Merger Agreement because it contains important information.

Agreements Related to the Merger

        Stockholder Agreements.    In order to induce Synopsys and Purchaser to enter into the Merger Agreement, each of Dr. Wingyu Leung, Dr. Fu-Chieh Hsu, Carl Berg and Clyde J. Berg, as Trustee of the 1981 Kara Ann Berg Trust, has entered into a Stockholder Agreement, dated February 23, 2004, among the stockholder, Synopsys and Purchaser (the "Stockholder Agreements").

        The following description is a summary of certain provisions of the Stockholder Agreements. The summary does not purport to describe all the terms of the Stockholder Agreements and such description is qualified in its entirety by reference to the Stockholder Agreements, a form of which has been filed as Exhibit (e)(2) to this Statement and is incorporated by reference. We urge you to read carefully the entire form of Stockholder Agreement because it contains important information.

        Pursuant to the terms of the Stockholder Agreements, each stockholder who entered into a Stockholder Agreement has agreed to:

  •
  tender (and not withdraw) all of the Shares beneficially owned by such stockholder in the Offer;

  •
  vote in favor of the Merger, the adoption of the Merger Agreement and the approval of the terms of the Merger and the Merger Agreement and all transactions contemplated by the Merger Agreement;

  •
  vote against any action or agreement that would result in a breach of any representation, warranty or covenant of the Company in the Merger Agreement; and

  •
  vote against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement): (i) any extraordinary corporate transaction or agreement (including a merger, consolidation or other business combination involving the Company or any of its subsidiaries); (ii) any sale, lease, sublease, license, sublicense or transfer of a substantial portion of the rights or other assets of the Company or any of its subsidiaries; (iii) any reorganization, recapitalization, dissolution or liquidation of the Company or any of its subsidiaries; (iv) any amendment of the Company's certificate of incorporation or bylaws; (v) any change in a majority of the directors of the Company; (vi) any material change in the capitalization of the Company or the Company's corporate structure; and (vii) any other action that is intended or could reasonably be expected to impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the transactions contemplated by the Merger Agreement or the Stockholder Agreements.

        Under the terms of the Stockholder Agreements, each stockholder also has agreed to restrictions on the transferability of all shares of Company Common Stock beneficially owned by the stockholder and the transferability of certain voting rights, and a restriction against soliciting acquisition proposals from third parties or entering into any agreements with third parties concerning acquisition proposals. Each stockholder also has agreed to grant Synopsys an irrevocable proxy with respect to all shares of Company Common Stock beneficially owned by the stockholder for the purpose of voting those shares as described above. Each Stockholder Agreement automatically terminates upon consummation of the Merger, upon any amendment to the Merger Agreement that decreases the per share merger consideration or upon termination of the Merger Agreement in accordance with its terms.

        As of March 15, 2004, the stockholders who entered into Stockholder Agreements held in the aggregate 8,765,506 shares of Company Common Stock, which represented approximately 28.3% of the outstanding shares of Company Common Stock as of that date.

        Noncompetition Agreements.    In order to induce Synopsys and Purchaser to enter into the transactions contemplated by the Merger Agreement, each of Dr. Fu-Chieh Hsu and Dr. Wingyu Leung has entered into a Noncompetition Agreement, dated February 23, 2004, in favor of Synopsys, Purchaser and the Company (the "Noncompetition Agreements"). The following description is a summary of certain provisions of the Noncompetition Agreements. The summary does not purport to describe all of the terms of the Noncompetition Agreements and such description is qualified in its entirety by reference to the Noncompetition Agreements, a form of which has been filed as Exhibit (e)(3) to this Statement and is incorporated by reference. We urge you to read carefully the entire form of Noncompetition Agreement because it contains important information.

        Under the terms of the Noncompetition Agreements, each of Dr. Fu-Chieh Hsu and Dr. Wingyu Leung has agreed for the term of the agreement, which is two years from the date on which Purchaser accepts any shares of Company Common Stock in the Offer:

  •
  not to engage, directly or indirectly in competition with the Company or Synopsys and its subsidiaries in any territory worldwide;

  •
  not to be or become an officer, director, stockholder, owner, co-owner, affiliate, partner, promoter, employee, agent, representative, designer, consultant, advisor, manager, licensor, sublicensor, licensee or sublicensee of, for or to, any entity that engages directly or indirectly in competition with the Company or Synopsys and its subsidiaries in any territory worldwide;

  •
  not to be or otherwise become associated with or acquire or hold any direct or indirect interest in any entity that engages directly or indirectly in competition with the Company or Synopsys and its subsidiaries in any territory worldwide (subject to customary allowable holdings and interests);

  •
  not to, and not to allow any of his affiliates to, encourage, induce or solicit any individual who is or was an employee of the Company or Synopsys and its subsidiaries, on the date of the Noncompetition Agreement or during the 180-day period preceding it, and remains or becomes an employee of the Company or Synopsys and its subsidiaries, on the date of the Noncompetition Agreement or at any time during the two-year period following the acceptance for payment of shares of Company Common Stock by Purchaser in the Offer, to leave his or her employment;

  •
  to hold all confidential information in strict confidence and not to: (i) reveal, report, publish, disclose or transfer any confidential information to any person (other than Synopsys or the Company); (ii) use any confidential information for any purpose except in the course of his employment by Synopsys or the Company; or (iii) use any confidential information for the benefit of any Person (other than Synopsys or the Company); and

  •
  to indemnify Synopsys, the Company and Purchaser and their affiliates and successors, for any damages for such individual's breach of a representation or warranty or failure to abide by the terms of the Noncompetition Agreement.

Interests of Certain Persons in the Offer and the Merger

        Top-Up Option.    The Company has granted to Synopsys and Purchaser an assignable and irrevocable option (the "Top-Up Option") to purchase from the Company the number of newly-issued shares of Company Common Stock equal to the lesser of (i) the number of shares of Company Common Stock that, when added to the number of shares of Company Common Stock owned by Synopys and Purchaser at the time of the exercise of the Top-Up Option, constitutes 91% of the number of shares of Company Common Stock that would be outstanding immediately after the issuance of all shares of Company Common Stock subject to the Top-Up Option or (ii) the aggregate number of shares of Company Common Stock that the Company is authorized to issue under its certificate of incorporation but that are not issued and outstanding at the time of exercise of the Top-Up Option. The purchase price per share of Company Common Stock being purchased pursuant to the Top-Up Option would be the same as the consideration paid per share of Company Common Stock in the Offer. Synopsys or the Purchaser may elect, in their discretion, to pay the aggregate purchase price payable for the shares purchased pursuant to the Top-Up Option by delivering a promissory note to the Company in lieu of cash, which would bear interest at a rate of 3% per annum and have a maturity date of one year. The Top-Up Option is exercisable by Synopsys or Purchaser, in whole or in part, at any time on or after the first date on which Purchaser accepts any shares of Company Common Stock for payment pursuant to the Offer, provided that the Top-Up Option shall not be exercisable unless the number of shares of Company Common Stock beneficially owned by Synopsys or Purchaser immediately prior to the time of exercise of the Top-Up Option constitutes at least 70% of the number of shares of Company Common Stock then outstanding.

        Treatment of Options.    The Merger Agreement provides that, at the Effective Time, all outstanding and unexercised options to purchase shares of Company Common Stock will be assumed by Synopsys and converted in the Merger into options to purchase shares of Synopsys Common Stock (an "Assumed Option"). However, Synopys will not assume any Company stock option issued under the Company's 1996 Stock Plan without the consent of the holder of such Company stock option, and in the absence of such consent, such Company stock option will not be accelerated and will terminate in accordance with the terms of the 1996 Stock Plan. Each Assumed Option will be converted into an option to acquire that number of shares of Synopsys Common Stock as is determined by multiplying the number of shares of Company Common Stock subject to the Company stock option immediately prior to the Effective Time by the Conversion Ratio (as defined below) and rounding the resulting number down to the nearest whole number of shares of Synopsys Common Stock. The per share exercise price for the shares of Synopsys Common Stock issuable upon exercise of each Assumed Option will be determined by dividing the per share exercise price of Company Common Stock subject to such Company stock option, as in effect immediately prior to the Effective Time, by the Conversion Ratio, and rounding the resulting exercise price up to the nearest whole cent. The "Conversion Ratio" is equal to $13.50 divided by the average of the closing trading prices for Synopsys Common Stock as reported on the Nasdaq National Market for the five trading-day period ending immediately prior to (and excluding) the trading day immediately prior to the acceptance for payment of shares of Company Common Stock in the Offer. In lieu of assuming any Company stock option, Synopsys may elect to cause such outstanding Company stock option to be replaced by issuing a reasonably equivalent replacement stock option under Synopsys' existing stock option plans.

        Treatment of Employee Stock Purchase Plan.    The Company must take such actions as are necessary to accelerate the exercise of each outstanding right to purchase Company Common Stock under the Company's 2000 Employee Stock Purchase Plan (the "ESPP") as of the last business day prior to the Effective Time and make any pro-rata adjustments as may be necessary to reflect the shortened offering period but otherwise treating such shortened offering period as a fully effective and completed offering period for all purposes under the ESPP. The Company must provide that no further purchase period shall commence under the ESPP. All actions taken by the Company with respect to the ESPP are conditioned upon the consummation of the Merger. On the accelerated exercise date of the ESPP, the Company will apply the funds credited as of such date under the ESPP within each participant's payroll withholding account to the purchase of shares of Company Common Stock in accordance with the terms of the ESPP. At the Effective Time, a holder of a share of Company Common Stock received under the ESPP shall, by virtue of the Merger and without any action on the part of such holder, be entitled to receive the same consideration paid in the Offer. Immediately prior to and effective as of the Effective Time (and subject to the consummation of the Merger), the Company shall terminate the ESPP.

        Indemnification; Directors' and Officers' Insurance.    The Merger Agreement provides that all rights to indemnification by the Company existing in favor of the directors and officers of the Company as of the date of the Merger Agreement (the "Indemnified Persons") for their acts and omissions as directors and officers occurring prior to the Effective Time, as provided in the Company's charter documents and as provided in the indemnification agreements between the Company and the

Indemnified Persons will survive the Merger and will continue in full force and effect for a period of six years from the Effective Time.

        The Merger Agreement further provides that for a period of six years following the Effective Time, the Company (as the Surviving Corporation in the Merger) shall maintain in effect for the benefit of the Indemnified Persons, the existing policy of directors' and officers' liability insurance maintained by the Company, except that the Surviving Corporation may substitute a policy or policies of comparable coverage for such existing policies and the Surviving Corporation shall not be required to pay annual premiums for the existing policies or any substitute policies that are in excess of the lesser of (i) $1,000,000 or (ii) 125% of the annual premium paid in 2003 for such existing policies. In the event that the premiums for the existing policies or any substitute policies exceed such limits, the Surviving Corporation is entitled to reduce the amount of coverage of the existing policies or any substitute policies to an amount of coverage that can be obtained for a premium equal to such maximum amount.

        Employee Benefits.    Synopsys will provide benefits under Synopsys' health, vacation and 401(k) plans, to all employees of the Company that continue employment with Synopsys or the Surviving Corporation following the Merger to substantially the same extent as similarly situated employees of Synopsys, and such continuing employees shall receive credit under such plans for years of service with the Company prior to the Effective Time. Synopsys must use reasonable efforts to cause any pre-existing condition limitations and eligibility waiting periods under any group health plan of Synopsys to be waived and to cause each continuing employee to be given credit toward applicable deductibles and annual out-of-pocket limits under any group health plan of Synopsys for amounts paid by such continuing employees for the plan year that includes the Effective Time under any similar group health plan of the Company.

ITEM 4. The Solicitation or Recommendation

Recommendation of Board of Directors

        The board of directors of the Company (the "Board") has, at a meeting held February 22, 2004, by a unanimous vote: (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are in the best interests of the Company's stockholders, (ii) approved and adopted the Merger Agreement and approved the transactions contemplated by the Merger Agreement, including the Offer and the Merger, (iii) declared that the Merger Agreement is advisable, and (iv) resolved to recommend that the stockholders of the Company accept the Offer and tender their shares of Company Common Stock pursuant to the Offer and adopt the Merger Agreement. Accordingly, the Board unanimously recommends that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer and, if required, vote to adopt the Merger Agreement. A letter to the Company's stockholders communicating the Board's recommendation and a press release announcing the execution of the Merger Agreement are filed with this Statement as Exhibits (a)(1) and (a)(6).

Background of the Offer and the Merger

        The Company's business strategy has been to establish its 1T-SRAM technologies as the standard for all large embedded memories in system-on-a-chip ("SoC") applications. The Company's business model for proliferating these technologies is to license them in the form of customized memory designs, standard memory designs and memory compilers on a non-exclusive and worldwide basis to semiconductor foundries, integrated device manufacturers, fabless semiconductor companies and electronic product manufacturers. In pursuing this strategy, the Company has used a diverse distribution strategy consisting of direct licenses with customers, joint marketing arrangements, and technology licenses to manufacturers of integrated circuits for third parties like the leading semiconductor foundries and integrated device manufacturers. To expand distribution, from time to time the Company investigates opportunities for increasing its access to potential licensees.

        As one of the world's leading suppliers of electronic design automation software to semiconductor companies, Synopsys distributes its products to the same companies that the Company targets for licenses of its 1T-SRAM technologies. Thus, in October 2003, the Company's marketing personnel spoke with representatives of Synopsys concerning any interest that Synopsys might have in a relationship with the Company to license 1T-SRAM technologies as part of Synopsys' own product offerings.

        On November 5, 2003, John Chilton, Senior Vice President and General Manager, Solutions Group of Synopsys, and Mark-Eric Jones, Vice President and General Manager, Intellectual Property, of the Company met at Synopsys' offices to introduce Mr. Chilton to the Company's business and technology. As a follow up to their meeting, Mr. Chilton and Mr. Jones agreed that Mr. Chilton would meet with Dr. Fu-Chieh Hsu, President, Chief Executive Officer and Chairman of the Company.

        On November 7, 2003, the Company and Synopsys signed a non-disclosure agreement with respect to the Company's confidential technical and business information proposed to be disclosed to Synopsys in connection with discussions concerning a possible business relationship between the two companies.

        On November 18, 2003, Mr. Chilton, Randy Tinsley, Vice President of Corporate Business Development, Michael Keating, Vice President of Engineering and John Weekley, Director of Business Development, each of Synopsys, met at Synopsys' offices with Dr. Hsu and Mr. Jones of the Company. The stated purpose of the meeting was to have a general discussion of how Synopsys and the Company might be able to better work together. The participants presented information about their respective companies. They discussed a range of potential relationships between the parties, including the possibility that Synopsys would acquire a license allowing it to market and offer 1T-SRAM technologies to its customer base. The meeting ended with each party agreeing to spend additional time considering the various opportunities presented.

        Between December 22, 2003 and January 5, 2004, Mr. Chilton and Dr. Hsu communicated regarding the scheduling of a meeting to pursue further discussions between the two companies, including discussion of a potential acquisition transaction.

        On January 14, 2004, Dr. Aart de Geus, Chief Executive Officer, Dr. Chi-Foon Chan, President and Chief Operating Officer, and Mr. Tinsley, each of Synopsys, met with Dr. Hsu at Synopsys' offices. Dr. Hsu described the history of the Company and discussed the benefits of the Company's memory technologies. The parties discussed the possibility and desirability of an acquisition of the Company by Synopsys. Dr. Hsu said that he wanted to confer with the rest of the Company's senior management before further exploring a possible acquisition of the Company by Synopsys.

        On January 20, 2004, Synopsys and the Company signed a confidentiality agreement imposing confidentiality obligations on each other in connection with the evaluation or pursuit of a possible acquisition transaction.

        On January 22, 2004, Dr. Chan, Mr. Chilton, Mr. Tinsley, Steven Shevick, Senior Vice President and Chief Financial Officer, and Vicki Andrews, Senior Vice President, Worldwide Sales, each of Synopsys, met at Synopsys' offices with Dr. Hsu, Mr. Jones, Mark Voll, Vice President, Finance and Administration, Chief Financial Officer and Secretary, Dr. Wingyu Leung, Executive Vice President, Engineering, and Chief Technical Officer, and Andre Hassan, General Manager and Vice President of Stand-Alone Products, each of the Company. At the meeting, Synopsys and the Company each made a presentation regarding its business and technology. The Company's executive team indicated general support for an acquisition of the Company by Synopsys if mutually beneficial terms could be agreed upon. Dr. Hsu told the Synopsys representatives that the next regular meeting of the Board was scheduled for January 27, 2004. He said that if the parties intended to move forward, he would like to be able to describe any proposed acquisition discussions with Synopsys to the rest of the members of the Board and seek their initial reactions at that meeting.

        On January 26, 2004, Mr. Tinsley, Dr. Hsu and Mr. Voll participated in a telephone conference in which Mr. Tinsley indicated to Dr. Hsu that Synopsys might be prepared to offer to purchase all of the outstanding Company Common Stock for $10.00 per share in cash and to assume all outstanding options to purchase Company Common Stock, subject to completion of due diligence and negotiation of a mutually satisfactory acquisition agreement. The Company's closing stock price on January 26, 2004 was $7.99 per share.

        On January 27, 2004, the Board held its regularly scheduled quarterly meeting. In addition to the four current directors of the Company, Mr. Voll and a representative from Bingham McCutchen LLP ("Bingham"), the Company's outside counsel, were present at the meeting. Among other subjects discussed at the meeting, Dr. Hsu advised the other members of the Board of the recent history of management's conversations with Synopsys. He also described the proposal suggested by Mr. Tinsley on January 26, 2004. A representative from Bingham described the Board's fiduciary duties when considering a proposed acquisition. A discussion ensued in which the Board considered whether an acquisition was an appropriate strategic action for the Company at that time. Dr. Hsu explained management's reasons for believing that a business combination with Synopsys, in particular, could be advantageous to the Company. The two outside members of the Board told Dr. Hsu they were not opposed to an acquisition of the Company but added that they considered the proposed purchase price indicated by Mr. Tinsley to be inadequate. Dr. Hsu stated that he and the rest of senior management would develop a reply to Synopsys' preliminary proposal, and that, in any event, he believed that the Company would be best served by either advancing or terminating acquisition discussions with Synopsys promptly, instead of engaging in extended negotiations.

        On January 27, 2004, Mr. Tinsley and Dr. Hsu had a telephone conversation in which Dr. Hsu informed Mr. Tinsley that the Board was not opposed to an acquisition by Synopsys but considered the price of $10.00 per share to be inadequate. He told Mr. Tinsley that he believed, based on the discussion at the Board meeting earlier that day, that a price of $15.00 per share might be acceptable. The Company's closing stock price on January 27, 2004 was $7.95 per share. Mr. Tinsley said that Synopsys would consider Dr. Hsu's response and would reply to it by the end of the week.

        On February 1, 2004, Dr. de Geus and Mr. Chilton of Synopsys met with Dr. Hsu and Dr. Leung of the Company in Los Altos, California to discuss the ramifications of an acquisition of the Company by Synopsys, the potential integration processes for their companies' respective businesses and engineering teams, proposed acquisition structures and proposed financial terms. Dr. de Geus indicated that he would be prepared to recommend to the Synopsys board that it support an offer of $13.50 per share, payable in cash or Synopsys Common Stock. Dr. Hsu responded that he believed that the Board would react favorably to the price of $14.00 per share, payable in cash or shares of Synopsys Common Stock. In addition, he asked that Synopsys provide a proposal in writing that he could present to the Board the following day.

        On February 2, 2004, Mr. Chilton and Mr. Tinsley participated in a telephone conference with Dr. Hsu in which Mr. Chilton and Mr. Tinsley summarized the provisions of a draft term sheet for a possible acquisition of the Company by Synopsys for $13.50 per share, payable in cash or in shares of Synopsys Common Stock having an exchange ratio fixed at the time of the signing of the definitive acquisition agreement. The draft term sheet contemplated a two-step acquisition structure involving a tender or exchange offer followed by a merger, with Synopsys having the option to structure the transaction as a single-step merger of the Company with a wholly-owned subsidiary of Synopsys. The transaction outlined in the draft term sheet was subject to due diligence and negotiation of a mutually satisfactory acquisition agreement, as well as several other conditions. Dr. Hsu requested that Synopsys consider a price of $13.75 per share, but Mr. Chilton and Mr. Tinsley responded that Synopsys was not willing to go higher than $13.50 per share. Following the conversation, Mr. Tinsley sent a draft term sheet to Dr. Hsu by electronic mail. The Company's closing share price on February 2, 2004 was $8.02 per share.

        In the evening on February 2, 2004, Dr. Hsu circulated the draft term sheet proposed by Mr. Tinsley to the other members of the Board and a representative of Bingham by electronic mail. He called each recipient to schedule a telephonic board meeting for the following morning.

        The Board convened by telephone conference in the morning on February 3, 2002 to review the status and progress of ongoing discussions. A representative of Bingham also participated in the call (as well as all subsequent Board meetings in person or by telephone conference, during which the Board discussed the potential business combination with Synopsys). The Board reviewed and discussed each aspect of the Synopsys proposed term sheet of February 2, 2004, including the suggestion that the Company enter into an exclusivity agreement, and that in connection with the proposed transaction the Board members, executive officers and certain other principal stockholders would be required to sign individual agreements to support the transaction. The Board advised Dr. Hsu that the proposed offer appeared to be reasonable and instructed him and the rest of the Company's senior management to continue discussions with Synopsys and allow Synopsys to conduct due diligence.

        On February 3, 2004, Mr. Tinsley and Dr. Hsu participated in a telephone conference in which Dr. Hsu indicated that the Board had authorized management of the Company to proceed with the conduct of due diligence by Synopsys and negotiation of a transaction involving a price of $13.50 per share, payable in cash or shares of Synopsys Common Stock, and that the Company had been authorized to engage A.G. Edwards & Sons, Inc. ("A.G. Edwards") to advise the Board and render its opinion regarding the fairness, from a financial point of view, of the per share consideration to be received by the Company's stockholders in the transaction, which engagement was subsequently confirmed in writing on February 9, 2004. Dr. Hsu also indicated that the Board had expressed a preference for an all-cash deal. The parties decided to cease further discussion of revisions to the term sheet pending the drafting of an acquisition agreement. Mr. Tinsley informed Dr. Hsu that Synopsys had authorized its outside counsel, Cooley Godward LLP ("Cooley"), to proceed with the preparation of a draft of the acquisition agreement for the transaction.

        On February 4, 2004, Rex Jackson, Vice President and General Counsel of Synopsys, and a representative of Bingham exchanged drafts of an exclusivity agreement prohibiting the Company from soliciting or negotiating an alternative transaction prior to March 5, 2004, subject to earlier termination under certain circumstances. However, the exclusivity agreement did permit the Company to receive and consider unsolicited acquisition proposals from third parties. The parties exchanged signature pages to the exclusivity agreement on February 4, 2004. That same day, representatives of Cooley provided a due diligence request list to representatives of Bingham and discussed the scope and schedule of the due diligence investigation to be conducted by Synopsys.

        Beginning February 5, 2004, representatives of Synopsys and the Company, including attorneys from Bingham and Cooley, participated in a number of meetings and telephone conferences to discuss the proposed transaction, due diligence matters and other issues related to the proposed transaction. Such interactions proceeded on an ongoing basis thereafter through February 23, 2004.

        On February 9, 2004, the Company made due diligence materials available to Synopsys and representatives of Cooley. Synopsys' ongoing due diligence investigation of the Company continued through the execution of the Merger Agreement and thereafter.

        On February 10, 2004, representatives of Cooley provided a preliminary draft of an acquisition agreement for the proposed transaction to representatives of Bingham. The draft contemplated the acquisition of the Company by Synopsys for cash, using a two-step acquisition structure involving a cash tender offer followed by a cash merger, and provided for the payment by the Company to Synopsys of a termination fee in the amount of $17,500,000 under certain circumstances enumerated in the draft acquisition agreement. This draft reflected the parties' understanding that between the time the parties signed the definitive acquisition agreement and the acceptance for payment by Synopsys of tendered shares, the Board could receive and consider unsolicited acquisition proposals from third parties and could terminate the definitive acquisition agreement with Synopsys to accept a superior proposal under certain conditions consistent with the Board's view of its fiduciary duties to the stockholders of the Company.

        On February 12, 2004, representatives of Cooley provided a preliminary draft of the form of stockholder agreement for the proposed transaction to representatives of Bingham, pursuant to which certain stockholders of the Company would commit to tender their shares of Company Common Stock in the tender offer and, if necessary, vote in favor of the adoption of the acquisition agreement. The form of stockholder agreement also included a provision that would give Synopsys an option, under certain circumstances, to purchase the shares of Company Common Stock owned by such stockholders at a price per share equal to the price per share payable in the tender offer. Also on February 12, 2004, representatives of Bingham delivered to representatives of Cooley their comments on the preliminary draft of the acquisition agreement, which included a rejection of Synopsys' request for a termination fee as high as $17,500,000, and included a request for a termination fee payable by Synopsys under certain circumstances.

        On February 13, 2004, representatives of Bingham delivered to representatives of Cooley their comments on the preliminary draft of the form of stockholder agreement. Such comments included rejection of the proposed purchase option.

        At various times on February 13, 2004, Mr. Chilton, Mr. Keating, Mr. Shevick, Mr. Jackson, Brad Roberts, Vice President, Worldwide Sales Operations and Strategic Planning, Richard Rowley, Vice President, Corporate Controller and Treasurer, Janet Bianchi, Vice President, Taxes and Tax Counsel, Debra Martucci, Vice President, Information Technology, and Mike Armsby, Vice President, Finance, each of Synopsys, met with Mr. Voll and Mr. Jones at Synopsys' offices regarding due diligence matters.

        On February 15, 2004, Mr. Shevick called Mr. Voll to discuss a proposed modification of the terms of the transaction. Mr. Shevick explained that Synopsys wanted to change the consideration to be paid for each share of Company Common Stock from $13.50 in cash to $6.75 in cash and a fraction of a share of Synopsys Common Stock valued at $6.75 per share. Mr. Voll communicated this proposed modification to Dr. Hsu and a representative of Bingham.

        On February 17, 2004, Mr. Tinsley, Dr. Hsu and Mr. Voll participated in a telephone conference to further discuss Synopsys' proposal to pay the consideration in the form of a combination of cash and Synopsys Common Stock.

        On February 17, 2004, the Board convened by telephone conference to discuss the revised Synopsys acquisition proposal. Representatives of A.G. Edwards and a representative of Bingham attended the meeting to review and discuss with the Board the new transaction issues raised by the Synopsys proposal to conduct an exchange offer consisting of cash and Synopsys Common Stock, including the basis for determining the exchange ratio for the stock portion of the offer. The A.G. Edwards representatives reported that they had conducted a financial due diligence call with Mr. Shevick earlier that day. They communicated the financial and business information they had obtained from their call with Mr. Shevick to the Board. The Board discussed the proposed change in terms and authorized the Company's management to advise the Synopsys representatives that the change in terms would be acceptable provided the value of the Synopsys shares to be exchanged in the offer would be equal to the average closing price for the stock over the five trading day period ending two days prior to the expiration of the Synopsys exchange offer.

        Following the board meeting, Mr. Tinsley, Dr. Hsu, Mr. Voll and a representative of A.G. Edwards participated in a telephone conference in which the Company communicated its willingness to accept Synopsys' proposed change in the form of consideration to be paid in the transaction, provided that the stock portion of the consideration would have a fixed value determined in the manner requested by the Board. In addition, the Company's representatives advised Mr. Tinsley that the Company would like to have its representatives continue their due diligence review of Synopsys in light of the decision by Synopsys to issue stock in the transaction.

        On February 18, 2004, Mr. Tinsley and Mr. Voll discussed the outstanding proposal and due diligence matters by telephone. Also on February 18, 2004, representatives of Cooley provided a revised draft of the acquisition agreement for the proposed transaction to representatives of Bingham. This draft reflected the cash and stock structure discussed by the parties and proposed the payment by the Company to Synopsys of a termination fee in the amount of $16,000,000 under certain circumstances enumerated in the draft acquisition agreement.

        Also on February 18, 2004, representatives of Bingham and A.G. Edwards discussed with the Company's management the scope of the Company's continued due diligence review of Synopsys. A representative of Bingham provided a due diligence request list to Mr. Jackson.

        Representatives of Bingham and Cooley began negotiating the terms of the revised draft of the acquisition agreement in the morning on February 19, 2004, and reported to the parties late that afternoon regarding the areas in which progress had been made and the key issues that remained unresolved.

        A special meeting of the Board was held early in the evening on February 19, 2004 to discuss the status of negotiations and to review the terms of the proposed acquisition agreement. Dr. Hsu, Mr. Voll, representatives of A.G. Edwards and a representative of Bingham provided the Board with an overview of the due diligence to be performed with respect to Synopsys. The A.G. Edwards representatives reviewed the financial aspects of the proposed transaction with Synopsys and market data underlying A.G. Edwards' preliminary financial analysis of the fairness, from a financial point of view, of the per share consideration to be received in the proposed transaction. The Bingham representative described significant unresolved issues under negotiation with Synopsys and representatives of Cooley. After the Board meeting, Dr. Hsu and Dr. Leung joined Mr. Chilton, Dr. Chan and Dr. de Geus at a dinner to discuss the progress of the parties' negotiations and the remaining business issues to be considered.

        On February 20, 2004, at a special meeting of Synopsys' board of directors, the Synopsys board discussed the acquisition proposal. The Synopsys board approved the proposal, subject to the negotiation of final documentation and the requirement that Synopsys have the right to pay all cash, at its election, in lieu of both cash and stock in the transaction. After the board meeting, Mr. Chilton spoke to Dr. Hsu by telephone. Mr. Chilton communicated the Synopsys board's approval and requested that Synopsys have the right to pay all cash for the Company's outstanding shares at Synopsys' election.

        On February 20, 2004, representatives of Cooley provided a further revised draft of the acquisition agreement for the proposed transaction to representatives of Bingham, reflecting the proposed resolution of the outstanding legal and business issues discussed on February 19 and 20, 2004, including Synopsys' proposal that it have the option to convert the transaction to an all-cash structure, and proposing the payment by the Company to Synopsys of a termination fee in the amount of $15,000,000 under certain circumstances.

        On February 21, 2004, Mr. Voll, representatives of A.G. Edwards, and a representative of Bingham met with Mr. Jackson at Synopsys' offices to review requested due diligence materials and ask Mr. Jackson questions about the due diligence matters of interest to the Company. Also on February 21, 2004, representatives of Cooley provided a further revised draft of the acquisition agreement to representatives of Bingham reflecting the proposed resolution of additional outstanding legal and business issues discussed by the parties and their legal counsel. Representatives of Bingham and Cooley participated in numerous telephone conferences on February 21 and 22, 2004 to finalize the contractual arrangements between the parties, including the proposed terms of the stockholder agreements and the noncompetition agreements. Dr. Hsu, Mr. Chilton and Mr. Tinsley had two conference calls on February 21, 2004 to resolve open issues under the draft acquisition agreement and participated in a conference call with the parties' respective legal counsel on February 22, 2004.

        On February 22, 2004, representatives of Cooley provided a further revised draft of the acquisition agreement for the proposed transaction to representatives of Bingham, reflecting the proposed resolution of additional outstanding legal and business issues discussed by the parties, and providing for the payment by each party to the other of a termination fee in the amount of $10,000,000 under certain circumstances enumerated in the draft acquisition agreement. The exchange of additional drafts of the acquisition agreement and other documentation with respect to the transaction continued into the early afternoon of February 23, 2004, as the parties worked to finalize the terms of the transaction agreements.

        In the evening on February 22, 2004, the Board convened by telephone conference to review the draft acquisition agreement, the draft stockholder agreements and the transactions provided for in those agreements, including the Offer, the Merger and the tender of shares of Company Common Stock called for by the stockholder agreements. A.G. Edwards reviewed with the Board its financial analysis of the per share consideration to be received in the Offer and the Merger, and delivered its written fairness opinion to the effect that, as of February 22, 2004, the per share consideration to be received in the transaction was fair, from a financial point of view, to the holders of Company Common Stock. After further discussion and receiving such advice from its advisors as it deemed necessary, the Board, by a unanimous vote: (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are in the best interests of the Company's stockholders, (ii) approved and adopted the Merger Agreement and approved the transactions contemplated thereby, including the Offer and the Merger, subject to final changes described by legal counsel, (iii) declared that the Merger Agreement is advisable, and (iv) resolved to recommend that the stockholders of the Company accept the Offer and tender their shares of Company Common Stock pursuant to the Offer and adopt the Merger Agreement. The Board unanimously determined to waive the application of Section 203 of the Delaware General Corporation Law to all transactions contemplated in the proposed business combination with Synopsys, including the execution and delivery of the Stockholder Agreements. Also, after making specified determinations, and taking into account the opinion of A.G. Edwards as to the fairness, from a financial point of view, of the proposed per share consideration and the advice of legal counsel, the Board also voted to exempt Synopsys and the proposed transactions from the application of the Company's Rights Agreement and to amend the Rights Agreement to exclude those transactions.

        On February 23, 2004, the Merger Agreement was signed and delivered by the parties following the closing of regular trading on the Nasdaq National Market, and the applicable parties also entered into the Stockholder Agreements and the Noncompetition Agreements. Synopsys and the Company then issued a joint press release announcing the execution of the Merger Agreement. Mr. Tinsley, Dr. Hsu, Mr. Jackson, Mr. Voll and others participated in various telephone conferences regarding the execution of the Merger Agreement and the announcement of the proposed transaction. Mr. Chilton and Dr. Hsu announced the transaction at the Company's corporate headquarters to the Company's employees. Dr. Hsu traveled to Synopsys' offices to prepare for and participate in various telephone calls and meetings with the press and other industry representatives.

        On March 22, 2004, Purchaser commenced the Offer and issued a press release announcing that Purchaser made the All-Cash Election and the commencement of the Offer.

Reasons for the Board's Recommendation

        In unanimously deciding to make its recommendation in favor of the Offer and the Merger, as set forth above under "Recommendation of the Board of Directors," the Board considered the factors listed below, as well as the information set forth above under "Background of the Offer and the Merger." The following discussion of factors considered by the Board is not intended to be exhaustive.

        The Execution Risk Regarding the Company's Business Plan.    The Board reviewed a number of factors regarding the Company's ability to execute its business plan as an independent company going forward, including the following:

  •
  The negative impact on the Company's licensing revenues of the steep decline in semiconductor and electronics industry revenues from late 2000 to 2002 and into 2003, which resulted in lengthened sales cycles and longer development schedules for new SoCs incorporating the Company's 1T-SRAM technologies.

  •
  Although the Company has demonstrated its 1T-SRAM technology in multiple applications and manufacturing processes, the difficulty of achieving the desired proliferation of the Company's technologies given the current size of its sales and marketing organization.

  •
  The significant costs, risks and uncertainties involved in rapidly expanding the Company's sales and marketing organization to increase market adoption of its 1T-SRAM technologies and revenue from licensing its intellectual property.

  •
  Competition, including from companies with greater financial resources than the Company.

  •
  Without a stronger sales pipeline, the length of the Company's sales cycle and dependency on a small number of customers for a substantial amount of its revenue, making it difficult for the Company to predict revenues from quarter-to-quarter.

        Fairness of the Offer Price.    The Board took into account the fact that the aggregate per share consideration to be received in the Offer and the Merger represented a premium of approximately 93% over the closing price of shares of Company Common Stock on the Nasdaq National Market on the last trading day preceding the announcement of the Merger Agreement and approximately 66% over the closing price of shares of Company Common Stock on January 23, 2004, one month prior to the announcement of the Merger Agreement. The Board also took into account the opinion of A.G. Edwards that, as of February 22, 2004, the aggregate per share consideration to be received in the Offer and the Merger was fair, from a financial point of view, to the holders of shares of Company Common Stock. The full text of A.G. Edwards' written opinion dated February 22, 2004, which sets forth the assumptions made, matters considered and limitations on the review undertaken by A.G. Edwards is attached hereto as Annex B and is incorporated by reference. A.G. Edwards' opinion is directed only to the fairness, from a financial point of view, of the aggregate per share consideration to be received in the Offer and the Merger by the holders of shares of Company Common Stock and is not intended to constitute and should not constitute a recommendation as to whether or not any stockholder should tender their shares of Company Common Stock for payment in the Offer or as to how any such stockholder should vote or act on any matter relating to the Offer or the Merger. Holders of Company Common Stock are urged to read the opinion carefully in its entirety.

        Additional Considerations.    Among other things, the Board also took note of the following additional factors:

  •
  The Board's judgment that the Company will be able to more effectively execute its business plan as a result of a business combination with Synopsys.

  •
  The likelihood that the Company's stockholders could sell their shares of Company Common Stock to Synopsys in the Offer earlier than if the transaction were effected as a one-step merger.

  •
  The likelihood of successful employee retention and a smooth transition process based on a transaction with Synopsys as opposed to alternative potential transactions.

  •
  The Board's assessment that the conditions to Synopsys' obligations to consummate the Offer were customary, therefore increasing the likelihood of completion of the transaction.

  •
  The ability of the Board to accept a superior offer pursuant to the terms of the Merger Agreement, although a $10,000,000 termination fee would become payable by the Company.

  •
  Synopsys' willingness to assume the outstanding stock options granted under the Company's stock option plans.

  •
  The negative fact that the Offer and the Merger may not be completed, including by reason of one or more of Synopsys' termination rights under the Merger Agreement.

  •
  The negative fact that until Purchaser accepts the Shares tendered in the Offer, the Company is required to obtain Synopsys' consent before it can take a variety of actions.

  •
  Synopsys' obligations under the Offer were not subject to any financing condition.

  •
  The availability of statutory appraisal rights under Delaware law in the Merger for stockholders who do not tender Shares in the Offer.

  •
  Risks and contingencies related to the announcement and pendency of the Offer and the Merger, including the likely impact of the Offer and the Merger on the Company's employees, customers and partners and the expected effect of the Offer and the Merger on the Company's existing relationships with third parties.

  •
  The potential negative effect upon the Company's sales, operating results and stock price, and upon the Company's ability to retain key management and personnel if the Offer and the Merger are not completed.

  •
  The interests that certain of the Company's directors and executive officers may have with respect to the Offer and the Merger in addition to their interests as stockholders of the Company as generally described above in Item 3.

  •
  Certain of the Company's officers and directors and an additional stockholder collectively holding approximately 28.3% of the outstanding shares of Company Common Stock were required to sign the Stockholder Agreements, obligating them to tender their Shares in the Offer.

  •
  The Offer and Merger will constitute a taxable transaction.

        After considering the foregoing as well as other factors, the Board has, by a unanimous vote:

  •
  determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are in the best interests of the stockholders of the Company;

  •
  approved and adopted the Merger Agreement and approved the transactions contemplated thereby, including the Offer and the Merger;

  •
  declared that the Merger Agreement is advisable; and

  •
  resolved to recommend that the stockholders of the Company accept the Offer and tender their shares of Company Common Stock pursuant to the Offer and adopt the Merger Agreement.

        Accordingly, the Board unanimously recommends that the stockholders of the Company accept the Offer and tender their shares of Company Common Stock pursuant to the Offer, and, if required, vote to adopt the Merger Agreement.

Opinion of A.G. Edwards & Sons, Inc.

        On February 19, 2004, at a meeting of the Board held to review the proposed transaction and the status of negotiations, A.G. Edwards reviewed its financial analysis relating to the proposed transaction with the Board. On February 22, 2004, at a meeting of the Board held to further evaluate and approve the proposed transaction, A.G. Edwards delivered to the Board a written opinion dated February 22, 2004 (the "Opinion"), to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations described in the opinion, the $13.50 aggregate per share consideration (the "Per Share Consideration") to be received in the Transaction (as defined below) pursuant to the Merger Agreement was fair, from a financial point of view, to the holders of Company Common Stock. For purposes of this section, the Offer and the Merger are referred to collectively as the "Transaction."

        The Per Share Consideration was determined through negotiation between the Company and Synopsys and the decision to enter into the Transaction was solely that of the Board. A.G. Edwards' Opinion and financial analyses were only one of many factors considered by the Board in its evaluation of the Transaction and should not be viewed as determinative of the views of the Board or the management of the Company with respect to the Transaction or the Per Share Consideration.

        The full text of A.G. Edwards' Opinion describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken by A.G. Edwards. The Opinion is attached as Annex B to this Statement and is incorporated by reference. Stockholders are urged to read carefully the full text of the Opinion, and the following discussion of the Opinion is qualified in its entirety by reference to the provisions of the Opinion itself.

        A.G. EDWARDS' OPINION IS DIRECTED ONLY TO THE FAIRNESS, FROM A FINANCIAL POINT OF VIEW, OF THE AGGREGATE PER SHARE CONSIDERATION TO BE RECEIVED BY THE HOLDERS OF COMPANY COMMON STOCK AND DOES NOT ADDRESS ANY OTHER ASPECT OF THE TRANSACTION. THE OPINION DOES NOT ADDRESS THE MERITS OF THE UNDERLYING DECISION OF THE COMPANY TO ENTER INTO THE TRANSACTION OR REPRESENT A RECOMMENDATION AS TO WHETHER ANY HOLDER OF SHARES OF COMPANY COMMON STOCK SHOULD EXCHANGE OR TENDER SUCH SHARES IN CONNECTION WITH THE OFFER OR HOW TO VOTE WITH RESPECT TO THE MERGER. HOLDERS OF COMPANY COMMON STOCK ARE ENCOURAGED TO READ THE OPINION CAREFULLY IN ITS ENTIRETY.

        The summary of A.G. Edwards' Opinion described below is qualified in its entirety by reference to the full text of the Opinion.

        In connection with the Opinion, A.G. Edwards:

  •
  reviewed the Merger Agreement and related documents;

  •
  reviewed certain historical financial statements including Annual Reports on Form 10-K of the Company for the two years ended December 31, 2002, certain Quarterly Reports on Form 10-Q of the Company, unaudited financial results for the fourth quarter and year ended December 31, 2003 and projected financial statements of the Company prepared by and reviewed with the Company's management;

  •
  held discussions with certain members of management of the Company regarding the past and current business operations, results thereof, financial condition and future prospects (including the Company's financial forecast for 2004 and financial projections for the 2005 to 2008 period) of the Company and the industry in which it operates;

  •
  reviewed the current market environment for the Company as well as information related to the industries in which the Company operates;

  •
  reviewed the financial terms of certain acquisitions that A.G. Edwards deemed relevant for analytical purposes;

  •
  reviewed the valuations of certain public companies that A.G. Edwards deemed relevant for analytical purposes;

  •
  reviewed the premiums paid to shareholders in public company acquisitions that A.G. Edwards deemed relevant for analytical purposes;

  •
  reviewed the implied valuation of the Company based on discounted present values of its projected cash flows;

  •
  held discussions with members of management of the Company and the Company's legal advisors regarding the nature and development of the terms of the Transaction;

  •
  reviewed certain historical financial statements including Annual Reports on Form 10-K of Synopsys for the three years ended October 31, 2003, certain Quarterly Reports on Form 10-Q of Synopsys and projected quarterly income statements of Synopsys for fiscal 2004 and fiscal 2005 prepared by and reviewed with members of management of Synopsys;

  •
  held discussions with certain members of management of Synopsys regarding past and current business operations, results thereof, financial condition and future prospects of Synopsys and the industry in which it operates;

  •
  analyzed the pro forma impact of the Transaction based on certain projections for the Company prepared by members of management of the Company and certain projections for Synopsys prepared by members of management of Synopsys;

  •
  reviewed the current market environment for Synopsys as well as information related to the industries in which Synopsys operates; and

  •
  completed other analyses that A.G. Edwards considered appropriate.

        In connection with its review, with the Company's consent, A.G. Edwards assumed and relied upon, without independent verification, the accuracy and completeness of all financial and other information publicly available or that was supplied or otherwise made available to it by the Company and Synopsys and their representatives. A.G. Edwards was not engaged to verify, and therefore it has not verified, the accuracy or completeness of any of such information. A.G. Edwards relied upon the assurances of the members of management of the Company and Synopsys that they are not aware of any facts that would make such information materially inaccurate or misleading.

        A.G. Edwards was informed by the members of management of the Company and Synopsys, and has assumed, that the financial projections made available to it reflect the best currently available estimates and judgments of those members of management as to the expected future financial performance of the Company and Synopsys, respectively. A.G. Edwards did not independently verify such information or assumptions, nor did it express any opinion with respect thereto. A.G. Edwards did not make any independent valuation or appraisal of the assets or liabilities (contingent or otherwise) of the Company or Synopsys, nor was it furnished with any such appraisals. In addition, A.G. Edwards' opinion does not address the tax implications to the holders of Company Common Stock of the Transaction.

        For the purposes of rendering its Opinion, A.G. Edwards assumed that the representations and warranties of each party contained in the Merger Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that the Transaction will be consummated on the terms contained in the Merger Agreement without waiver thereof. A.G. Edwards also assumed that all governmental, regulatory and other consents and approvals contemplated by the Merger Agreement will be obtained and that in the course of obtaining any of those consents, no restrictions will be imposed and no waivers will be given that would have an adverse effect on the contemplated Transaction.

        A.G. Edwards was not engaged to and did not review, nor is it expressing any opinion with respect to, any alternative transactions or strategic alternatives that may be available to the Company. A.G. Edwards' Opinion also does not address the merits of the underlying decision by the Company to enter into the Transaction. A.G. Edwards did not express any opinion as to the values of Company Common Stock or Synopsys Common Stock at any time, past or future, or as to the prices at which shares of Synopsys Common Stock may trade upon issuance in the Transaction or thereafter.

        A.G. Edwards' opinion is necessarily based on economic, market and other conditions in effect on, and the information made available to it as of, the date of the Opinion. In performing its analyses, A.G. Edwards considered, and made numerous assumptions with respect to, the business of the Company and the markets in which it competes, industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company. The analyses performed by A.G. Edwards, and the financial projections supplied by the members of management of the Company and Synopsys, are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. Estimates of the financial value of companies do not necessarily purport to be appraisals or reflect the prices at which companies actually may be sold. No company, transaction or business considered in A.G. Edwards' analyses as a comparison is identical to the Company or the proposed Transaction, and an evaluation of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, or transactions analyzed.

        The Opinion is limited to the fairness, from a financial point of view, to the holders of shares of Company Common Stock of the $13.50 aggregate Per Share Consideration to be received in the Transaction pursuant to the Merger Agreement. It should be understood that, although developments subsequent to the date of the Opinion may affect the conclusions expressed therein, A.G. Edwards does not have any obligation to update, revise or reaffirm its Opinion.

        The Opinion was delivered solely for the use of the Board and did not constitute a recommendation as to how any member of the Board should vote with respect to the Transaction. Further, the Opinion does not represent a recommendation as to whether any holder of shares of Company Common Stock should tender such shares in connection with the Offer or how any holder of shares of Company Common Stock should vote with respect to the Merger.

        In preparing its Opinion, A.G. Edwards applied its judgment to a variety of financial and comparative analyses that are summarized below. A.G. Edwards believes that its analyses and the summary below must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying A.G. Edwards' analyses and the Opinion. A.G. Edwards may have given various analyses more or less weight than other analyses and may have deemed various assumptions more or less probable than other assumptions.

        With respect to the analysis of selected publicly traded companies and the analysis of the selected precedent transactions summarized below, no company or transaction used as a comparison is either identical or directly comparable to the Company, Synopsys or the Transaction. These analyses necessarily involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading or acquisition values of the companies concerned.

        The following is a brief summary of the material financial analyses performed by A.G. Edwards and reviewed with the Board in connection with the Opinion of A.G. Edwards relating to the Transaction and is not a complete description of all analyses performed and factors considered. The preparation of a fairness opinion and financial analyses are complex analytical processes involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion and financial analyses are not readily susceptible to summary description. THE FINANCIAL ANALYSES SUMMARIZED BELOW INCLUDE INFORMATION PRESENTED IN TABULAR FORMAT. IN ORDER TO FULLY UNDERSTAND A.G. EDWARDS' FINANCIAL ANALYSES, THE TABLES MUST BE READ TOGETHER WITH THE TEXT OF EACH SUMMARY AND A.G. EDWARDS' FINANCIAL ANALYSIS MUST BE CONSIDERED AS A WHOLE. THE TABLES ALONE DO NOT CONSTITUTE A COMPLETE DESCRIPTION OF THE FINANCIAL ANALYSES. CONSIDERING THE DATA BELOW WITHOUT CONSIDERING THE FULL NARRATIVE DESCRIPTION OF THE FINANCIAL ANALYSES, INCLUDING THE METHODOLOGIES AND ASSUMPTIONS UNDERLYING THE ANALYSES, OR SELECTING FOR CONSIDERATION SELECTED PORTIONS OR FACTORS OF THE ANALYSIS COULD CREATE A MISLEADING OR INCOMPLETE VIEW OF A.G. EDWARDS' FINANCIAL ANALYSES.

        Analysis Of Selected Public Companies.    A.G. Edwards compared selected financial information and operating statistics for the Company with corresponding financial information and operating statistics of two groups of selected publicly held companies whose businesses are, in the judgment of A.G. Edwards, sufficiently comparable to that of the Company to warrant comparative analysis. The semiconductor intellectual property group consists of companies, whose primary business model is based upon the development and sale and/or licensing of pre-defined, fully-characterized, semiconductor functional technology ("IP Companies"). The electronic design automation group consists of companies that generally design and provide proprietary software tools and complementary products and services to assist in the complex design of semiconductors, printed circuit boards and similar electronic components ("EDA Companies"). In general, the IP Companies were less mature, emerging companies with lower revenues, smaller market capitalizations and higher expected growth rates than the EDA Companies chosen for the analysis.

IP Companies	EDA Companies
ARM Holdings plc	Ansoft Corporation
Artisan Components, Inc.	Cadence Design Systems, Inc.
MIPS Technologies, Inc.	Magma Design Automation, Inc.
PDF Solutions, Inc.	Mentor Graphics Corporation
Rambus Inc.	Nassda Corporation
Virage Logic Corporation	Synplicity, Inc.
Synopsys, Inc.
Verisity Ltd.

        A.G. Edwards reviewed enterprise values, calculated as the sum of equity market capitalization plus debt, less cash and cash equivalents, as multiples of the following: (i) latest 12 months, estimated calendar 2004 and estimated calendar 2005 revenue, (ii) latest 12 months earnings before interest, taxes, depreciation and amortization ("EBITDA") and (iii) latest 12 months earnings before interest and taxes ("EBIT"). A.G. Edwards also reviewed stock prices as a multiple of the latest 12 months and estimated calendar years 2004 and 2005 earnings per share ("EPS"). A.G. Edwards then compared the multiples derived from the selected companies with corresponding multiples for the Company based on the closing price of Company Common Stock on February 17, 2004 as well as the Per Share Consideration. Multiples for the selected companies also were based on closing stock prices on February 17, 2004. Financial data for the selected companies and the Company were based on public filings, company reports, publicly available research analyst estimates and research analyst estimates as reported in the Institutional Brokers' Estimate System ("IBES Estimates"). This analysis indicated the following implied mean and median multiples for the selected companies, as compared to the multiples implied for the Company:

	Ratio of Total Market Capitalization to:					Price/Earnings Ratios
	Revenue						Calendar Year

	Latest Twelve Months	Calendar Year 2004	Calendar Year 2005	Latest Twelve Month EBITDA	Latest Twelve Month EBIT	Latest Twelve Months	2004	2005
IP Comparable Group Mean	7.9x	6.5x	3.7x	31.8x	45.1x	64.0x	61.7x	26.3x
IP Comparable Group Median	5.0x	3.7x	2.9x	32.8x	49.0x	64.0x	56.4x	28.1x
EDA Comparable Group Mean	3.9x	3.3x	2.9x	27.7x	56.7x	76.5x	36.0x	23.9x
EDA Comparable Group Median	3.4x	2.9x	2.7x	21.4x	42.8x	67.1x	27.6x	20.3x
Company Feb. 17, 2004 Stock Price	7.7x	6.5x	4.9x	43.7x	169.0x	93.9x	56.3x	32.6x
Company Per Share Consideration	17.9x	15.1x	11.3x	101.7x	393.2x	171.1x	94.4x	57.9x

        A.G. Edwards noted that the relevant multiples for the Company implied by the Transaction are generally higher than the median and mean trading multiples of both comparable groups.

        Analysis Of Selected Precedent Transactions.    A.G. Edwards compared selected financial information and operating statistics for the Company as related to the Per Share Consideration with corresponding financial information and operating statistics of 29 selected precedent transactions. The precedent transactions involved companies in the semiconductor intellectual property and electronic design automation industries, although the mean and median multiples are presented in the aggregate due to the relatively few semiconductor intellectual property transactions that have occurred. These transactions included the following, among others:

Selected Transactions

  Numerical Technologies, Inc. acquired by Synopsys, Inc.
  inSilicon Corporation acquired by Synopsys, Inc.
  Simplex Solutions acquired by Cadence Design Systems, Inc.
  Innoveda, Inc. acquired by Mentor Graphics Corp.
  IKOS Systems, Inc. acquired by Mentor Graphics Corp.
  Transcription Enterprises acquired by Numerical Technologies, Inc.
  Integrated Systems, Inc. acquired by Wind River Systems, Inc.
  ORCAD, Inc. acquired by Cadence Design Systems, Inc.
  Viewlogic Systems acquired by Synopsys, Inc.
  Epic Design acquired by Synopsys, Inc.
  Cooper & Chyan acquired by Cadence Design Systems, Inc.
  Microtec Research acquired by Mentor Graphics Corp.

        A.G. Edwards reviewed the implied enterprise value of the 29 selected transactions based on their acquisition prices. A.G. Edwards reviewed enterprise values as multiples of latest 12 months' revenue (29 transactions), EBITDA (13 out of 29 transactions) and EBIT (12 out of 29 transactions). A.G. Edwards also reviewed equity value based on their acquisition prices as a multiple of latest 12 months' net income (12 out of 29 transactions). A.G. Edwards then compared the implied multiples derived from the selected transactions with corresponding multiples for the Company based on the Per Share Consideration. Multiples for the selected transactions were based on publicly available information at the time of announcement of the transactions. This analysis indicated the following implied enterprise value multiples for the selected transactions, as compared to the multiples implied for the Company:

	Equity Value as a Multiple of	Enterprise Value as a Multiple of
	Latest Twelve Month Net Income	Latest Twelve Month Revenue	Latest Twelve Month EBITDA	Latest Twelve Month EBIT
Mean	53.5x	6.5x	15.5x	25.0x
Median	27.7x	2.6x	10.1x	18.0x
Company Per Share Consideration	171.1x	17.9x	101.7x	393.2x

        A.G. Edwards noted that the multiples paid in the Transaction are higher than those indicated by the mean and median of the selected precedent transactions.

        Premiums Paid Analysis.    A.G. Edwards reviewed the premiums paid in transactions aggregated by Mergerstat, a third-party provider of merger and acquisition statistics ("Mergerstat"), for public companies acquired with a North American seller or buyer in calendar years 2001 and 2002 and in 2003-2004 (through February 10, 2004). A.G. Edwards reviewed two segments of Mergerstat data, "Computer Software, Supplies, Services & Electronics" and "All Transactions" as defined by Mergerstat. The Computer Software, Supplies, Services & Electronics segment reported 165, 79 and 108 transactions for 2001, 2002 and 2003-2004, respectively. The All Transactions segment reported 447, 342 and 427 transactions for the same periods, respectively. A.G. Edwards reviewed the purchase prices paid in the Mergerstat transactions relative to the target companies' closing stock prices one day, one week and one month prior to public announcement of the transaction. A.G. Edwards then compared the premiums implied in the Mergerstat data with the premiums implied in the Transaction for the Company based on the Per Share Consideration and the closing prices of the Company Common Stock one day, one week and one month prior to the date of the public announcement of the Transaction.

	Computer Software, Supplies, Services & Electronics
				All Transactions
							Implied Premium Based on Per Share Consideration
	Median			Median
	2001	2002	2003-2004(a)	2001	2002	2003-2004(a)
One Day Prior	49%	49%	30%	39%	35%	29%	92.9%
One Week Prior	60%	50%	37%	44%	36%	33%	77.6%
One Month Prior	70%	49%	53%	54%	45%	41%	66.1%

(a)
January 1, 2003 through February 10, 2004.

        In addition, A.G. Edwards reviewed the premiums paid in 14 transactions for mergers or acquisitions of publicly-traded IP Companies and EDA Companies in the period from October 9, 1995 through February 17, 2004. A.G. Edwards reviewed the purchase prices paid in these selected transactions relative to the target companies' closing stock prices one week prior to public announcement of the transaction. A.G. Edwards then compared the premiums implied in these selected transactions with the premiums implied in the Transaction for the Company based on the Per Share Consideration and the closing prices of the Company Common Stock one week prior to the date of the public announcement of the Transaction.

        This analysis indicated the following implied mean and median premiums in the selected transactions, as compared to the 77.6% one week premium implied in the Transaction:

Premium One Week Prior
Mean	49.5%
Median	49.5%

        A.G. Edwards noted that the premium paid in the Transaction is higher than those indicated by the mean and median of the Mergerstat analysis and the selected precedent transactions.

        Discounted Cash Flow Analysis.    A.G. Edwards performed a discounted cash flow analysis on the projected cash flows of the Company for the fiscal years ending December 31, 2004 through December 31, 2008 using projections and assumptions provided by and reviewed with the management of the Company. A.G. Edwards utilized a range of discount rates (16% to 20%), terminal multiples (19.6x to 25.2x) applied to estimated net income for the fiscal year ending December 31, 2008 and compound annual growth rates for the Company's projected license revenue in the 2005 to 2008 period (12% to 16%) to calculate a range of implied equity values and prices per share for the Company Common Stock. Based on the foregoing, the discounted cash flow analysis derived an implied equity value range of $10.33 to $13.62 per share. Accordingly, A.G. Edwards believes that this discounted cash flow analysis supports its conclusion that the Per Share Consideration is fair, from a financial point of view, to the holders of Company Common Stock.

        Miscellaneous.    A.G. Edwards is acting as financial advisor to the Board with respect to the Transaction and will receive a customary fee for its services pursuant to its engagement as well as reimbursement for its reasonable expenses. The Company has also agreed to indemnify A.G. Edwards for certain liabilities that may arise out of the rendering of the Opinion and any related activities as financial advisor to the Board, including liabilities under the federal securities laws.

        The Company selected A.G. Edwards as its financial advisor in connection with the Transaction because A.G. Edwards is a nationally recognized investment banking firm with substantial experience in similar transactions and is familiar with the Company and its business. A.G. Edwards, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate or other purposes.

        A.G. Edwards has in the past provided services to the Company unrelated to the Transaction and has received customary fees in connection with such services. In addition, in the ordinary course of business, A.G. Edwards and its affiliates may actively trade the securities of the Company and Synopsys for their own account or for the accounts of their customers and, accordingly, may at any time hold long or short positions of such securities.

Intent to Tender

        To the knowledge of the Company, after reasonable inquiry, each executive officer, director and affiliate of the Company who owns shares of Company Common Stock intends, subject to compliance with applicable law, including Section 16(b) of the Securities Exchange Act of 1934, to tender all Shares held of record or beneficially owned by such person or entity and which are eligible for tendering to Purchaser in the Offer. Company stock options held by directors and executive officers as of the Effective Time will be assumed by Synopsys and converted into options to purchase shares of Synopsys Common Stock as described above in Item 3. Certain stockholders of the Company have entered into Stockholder Agreements, pursuant to which they have agreed to tender their shares of Company Common Stock to Purchaser in the Offer as described above in Item 3.

ITEM 5. Person/Assets, Retained, Employed, Compensated or Used

        On February 9, 2004, the Company entered into a letter agreement with A.G. Edwards pursuant to which the Company retained A.G. Edwards to act as its exclusive financial advisor in connection with the Offer and the Merger to render an opinion as to the fairness, from a financial point of view, of the consideration to be received by the stockholders of the Company in connection with the Offer and the Merger. Pursuant to the terms of the A.G. Edwards engagement letter, the Company has agreed to pay A.G. Edwards an opinion fee in the amount of $750,000 which opinion fee is payable upon consummation of the Offer and the Merger, or, in the event that the Offer and the Merger are not consummated, a transaction fee equal to the greater of (i) 7.5% of any breakup or termination fee (up to a maximum of $750,000) received by the Company if the Offer and the Merger fail to close or (ii) a fee based on the hourly rates committed by A.G. Edwards in its engagement with the Company, up to a maximum of $75,000. The Company has also agreed to reimburse A.G. Edwards for reasonable out-of-pocket expenses (up to a maximum of $50,000), including fees and disbursements of counsel and to indemnify A.G. Edwards against certain liabilities arising out of or in connection with its engagement.

        Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer or the Merger.

ITEM 6. Interest in Securities of the Subject Company

        To the best of the Company's knowledge, except with respect to the execution and delivery of the Stockholder Agreements, there were no transactions by any executive officer, director, affiliate or subsidiary of the Company with respect to shares of Company Common Stock during the past 60 days.

ITEM 7. Purposes of the Transaction and Plans or Proposals

        Except as described in this Statement, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to:

  •
  a tender offer or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person;

  •
  an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company;

  •
  a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or

  •
  any material change in the present dividend rate or policy, indebtedness or capitalization of the Company.

        Except as set forth in this Statement, there are no transactions, resolutions of the Board, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

ITEM 8. Additional Information

Information Statement Provided Pursuant to Rule 14f-1 Under the Exchange Act

        The Information Statement attached hereto as Annex A is being furnished to the Company's stockholders in connection with the possible designation by Synopsys, pursuant to the Merger Agreement, of certain persons to at least a majority of the seats on the Board, other than at a meeting of the Company's stockholders, and such information is incorporated by reference.

Amendment to Rights Agreement

        On February 23, 2004, the Rights Agreement was amended (the "First Amendment to Rights Agreement") in order to provide that the rights will not become exercisable in connection with the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby and the Stockholder Agreements. A copy of the First Amendment to Rights Agreement has been filed as Exhibit (e)(4) hereto and is incorporated by reference.

Delaware Law

        Short-form Merger.    Under Section 253 of the Delaware General Corporation Law, if Purchaser owns, through the Offer or otherwise, at least 90% of the outstanding Shares of the Company, Purchaser will be able to effect the Merger, after making the appropriate filings with the Delaware Secretary of State, without a vote of the Company's stockholders ("Short-Form Merger"). However, if the Offer is completed, but Purchaser does not acquire at least 90% of the Shares, through the Offer or otherwise, under Section 251 of the Delaware General Corporation Law, a vote of the Company's stockholders will be required to adopt and approve the Merger. If a Short-Form Merger cannot be effected, the Company will have to comply with all federal securities laws governing the solicitation of proxies. This will require the Company to distribute a proxy statement or information statement, as well as other materials to the stockholders and, as a consequence, a longer period of time will likely be required to effect the Merger.

        Business Combination Transactions.    In general, Section 203 of the Delaware General Corporation Law prevents an interested stockholder (generally, a stockholder owning 15% or more of a corporation's outstanding voting stock or an affiliate of the stockholder) from engaging in a business combination with a Delaware corporation for a period of three years following the time when such stockholder became an interested stockholder unless certain board or stockholder approvals are obtained or the interested stockholder acquires at least 85% of the corporation's voting stock outstanding under certain circumstances.

        The Board has taken all actions necessary to exempt the Offer, the Merger and the other transactions contemplated by the Merger Agreement from the provisions of Section 203 of the Delaware General Corporation Law.

        Appraisal Rights.    Although no appraisal rights are available in connection with the Offer, persons who hold Company Common Stock at the Effective Time of the Merger will have certain rights, including the right to demand fair value for their shares of Company Common Stock pursuant to appraisal rights provided under Section 262 of the Delaware General Corporation Law. If the statutory procedures are complied with, such rights would entitle the stockholder to receive the "fair value" of such stockholder's shares of Company Common Stock (exclusive of any element of value arising from the accomplishment or expectation of the Offer or the Merger) at the Effective Time as determined by a court after a statutory appraisal proceeding. Stockholders of the Company should recognize that the value so determined could be higher or lower than the price per share of Company Common Stock paid in the Offer and the Merger.

Regulatory Approvals

        United States Antitrust Law.    Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be completed unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC through a Notification and Report Form and certain waiting period requirements have been satisfied. The Offer and the Merger are subject to such requirements.

        The Antitrust Division and the FTC scrutinize the legality of transactions such as those contemplated by the Offer and the Merger Agreement. At any time before or after the completion of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems desirable in the public's interest, including seeking to enjoin the purchase of shares of Company Common Stock pursuant to the Offer, the Merger or otherwise or seeking divestiture of the shares of Company Common Stock acquired through the Offer or the divestiture of substantial assets of Synopsys, the Company or their respective subsidiaries. Private parties (including the individual States of the United States) may also bring legal actions under antitrust laws. The Company does not believe that the completion of the Offer and the Merger will result in a violation of any applicable antitrust laws. However, the Company makes no representation that a challenge to the Offer or the Merger on antitrust grounds will not be made. Further, the Company makes no predictions or representations as to the outcome of any such challenge, should one be brought.

        Pursuant to the requirements of the HSR Act, Synopsys, on behalf of itself and Purchaser, filed a Notification and Report Form with respect to the Offer and the Merger with the Antitrust Division and the FTC on March 1, 2004, and the Company, on behalf of itself, filed a Notification and Report Form with respect to the Offer and the Merger on March 9, 2004. As a result, the waiting period applicable to the purchase of shares of Company Common Stock pursuant to the Offer is scheduled to expire at 11:59 p.m., New York City time, on March 31, 2004. However, prior to such time, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from Synopsys. If such a request is made, the waiting period will be extended until 11:59 p.m., New York City time, on the 30th day after substantial compliance by Synopsys with such request. Thereafter, such waiting period can be extended only by court order.

        Foreign Antitrust Law.    The antitrust and competition laws of certain foreign countries often apply to transactions such as the Offer and the Merger and filings and notifications may be required when such laws are applicable. Synopsys, Purchaser and the Company do not believe that any such filings are required in connection with the Offer or the Merger.

Incorporation by Reference

        The information contained in all of the Exhibits referred to in Item 9 below is incorporated by reference in response to Item 8.

ITEM 9. Exhibits

(a)(1)	Letter to Stockholders of the Company, dated March 22, 2004.*
(a)(2)	Offer to Purchase, dated March 22, 2004 (incorporated by reference to Exhibit (a)(1)(A) to Schedule TO filed by Synopsys on March 22, 2004).
(a)(3)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to Schedule TO filed by Synopsys on March 22, 2004).
(a)(4)	Information Statement of the Company, dated March 22, 2004 (included as Annex A hereto).*
(a)(5)	Opinion of A.G. Edwards, Inc. (included as Annex B hereto).*
(a)(6)
Joint Press Release issued by Synopsys and the Company on February 23, 2004 (incorporated by reference to press release deemed filed pursuant to Section 14d-9 under cover of Rule 425 filed by the Company on February 24, 2004).

(a)(7)
First Quarter of Fiscal 2004 Earnings Conference Call, Monday, February 23, 2004, Transcript of the Remarks of Dr. Aart de Geus, Chairman and Chief Executive Officer of Synopsys (incorporated by reference to transcript of conference call deemed filed pursuant to Section 14d-9 under cover of Rule 425 filed by the Company on February 26, 2004).
(e)(1)
Agreement and Plan of Merger and Reorganization, dated as of February 23, 2004, by and among the Company, Synopsys and Purchaser (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Synopsys on February 26, 2004).
(e)(2)
Form of Stockholder Agreement, dated as of February 23, 2004, by and among Synopsys, Purchaser and each of the individuals party thereto (incorporated by reference to Exhibit 2.2 of the Current Report on Form 8-K filed by Synopsys on February 26, 2004).
(e)(3)
Form of Noncompetition Agreement, dated as of February 23, 2004, by and among Synopsys, Purchaser and each of the individuals party thereto (incorporated by reference to Exhibit (d)(3) to Schedule TO filed by Synopsys on March 22, 2004).
(e)(4)	First Amendment to Rights Agreement, dated as of February 23, 2004, by and between the Company and Wells Fargo Bank, N.A., as rights agent.
(g)	Not applicable.

*
Included in materials mailed to stockholders of the Company.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MONOLITHIC SYSTEM TECHNOLOGY, INC.
Date:	March 22, 2004	By:	/s/ FU-CHIEH HSU
Fu-Chieh Hsu President, Chief Executive Officer and Chairman of the Board

ANNEX A

MONOLITHIC SYSTEM TECHNOLOGY, INC.
1020 STEWART DRIVE
SUNNYVALE, CALIFORNIA 94085
(408) 731-1800

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

        This Information Statement is being mailed on or about March 22, 2004 as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Monolithic System Technology, Inc. (the "Company"), a Delaware corporation, with respect to the tender offer by Mountain Acquisition Sub, Inc. ("Purchaser"), a Delaware corporation and wholly-owned subsidiary of Synopsys, Inc. ("Synopsys"), a Delaware corporation, to the holders of record of shares of common stock, par value $0.01 per share, of the Company (the "Common Stock"), including the associated stock purchase right pursuant to the Company's Rights Agreement, dated October 11, 2000, as amended, with Wells Fargo Minnesota, N.A., as rights agent (which right is included in the term "share of Common Stock" or similar terms for purposes of this Information Statement). Capitalized terms used and not otherwise defined in this Information Statement shall have the meaning set forth in the Schedule 14D-9.

        On February 23, 2004, the Company entered into an Agreement and Plan of Merger and Reorganization, dated as of February 23, 2004 (the "Merger Agreement"), with Synopsys and Purchaser, pursuant to which Purchaser commenced a tender offer to purchase all outstanding shares of Common Stock, for a purchase price of $13.50 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 22, 2004, and in the related Letter of Transmittal (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the "Offer"). Following the purchase by Purchaser of shares of Common Stock in the Offer and the satisfaction or waiver of each of the applicable conditions set forth in the Merger Agreement, Purchaser will be merged with and into the Company (the "Merger"), with the Company surviving the Merger as a wholly-owned subsidiary of Synopsys (the "Surviving Corporation") and all shares of Common Stock not purchased in the Offer will be converted into the right to receive $13.50 per share, net to the seller in cash, without interest thereon. The Offer and the Merger are described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), filed by Synopsys and Purchaser with the Securities and Exchange Commission (the "SEC") on March 22, 2004. Purchaser commenced the Offer on March 22, 2004. The Offer is scheduled to expire at midnight, New York City time, on April 16, 2004, unless the Offer is extended, at which time, if all conditions to the Offer have been satisfied or waived, Purchaser will accept for payment all of the shares of Common Stock validly tendered and not withdrawn pursuant to the Offer.

        The Merger Agreement requires Synopsys' designees (the "Synopsys Designees") to be appointed to the board of directors of the Company (the "Board") under certain circumstances as described below.

        You are receiving this Information Statement in connection with the possible appointment of the Synopsys Designees to at least a majority of the seats on the Board. This Information Statement is required by, and is being mailed to you in accordance with, Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder in connection with the appointment or designation of the Synopsys Designees to the Board. THE INFORMATION SET FORTH IN THIS INFORMATION STATEMENT SUPPLEMENTS CERTAIN INFORMATION

SET FORTH IN THE SCHEDULE 14D-9. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

        The information contained in this Information Statement (including information incorporated by reference) concerning Purchaser, Synopsys and the Synopsys Designees has been furnished to the Company by Synopsys and the Company assumes no responsibility for the accuracy or completeness of such information.

THE SYNOPSYS DESIGNEES

        The Merger Agreement provides that, if pursuant to the Offer, Purchaser acquires at least a majority of the aggregate number of outstanding shares of Common Stock plus the aggregate number of shares of Common Stock issuable upon exercise of all vested options, warrants and other rights to acquire shares of Common Stock, Synopsys will be entitled to designate a number of directors to the Board as is sufficient to give Synopsys proportionate representation on the Board ("Synopsys' Proportionate Representation"). Synopsys' Proportionate Representation will be equal to that number of directors (rounded up to the next whole number) that equals the product of the total number of directors on the Board multiplied by the percentage that the aggregate number of shares of Common Stock beneficially owned by Synopsys or Purchaser bears to the total number of shares of Common Stock issued and outstanding. The Company has agreed to take all actions necessary to cause the Synopsys Designees to be elected or appointed to the Board, including increasing the size of the Board or securing the resignations of the number of directors necessary to provide Synopsys with Synopsys' Proportionate Representation. The Company also has agreed to take all actions necessary to cause each committee of the Board and the board of directors of each subsidiary of the Company to include the number of the Synopsys Designees to represent at least Synopsys' Proportionate Representation on such committee or board of directors. Until the effective time of the Merger, the Board will have at least two directors ("Continuing Directors") who were directors as of the signing of the Merger Agreement (or failing the availability of one of such Continuing Directors, a designee of the other such director, or of both such Continuing Directors, two designees of the Board who are not officers, employees or affiliates of the Company, Synopsys or Purchaser). Following the election or appointment of the Synopsys Designees and until the effective time of the Merger, approval of a majority of the Continuing Directors shall be required to authorize any of the following actions of the Company, to the extent the action could reasonably be expected to adversely affect the holders of shares of Common Stock (other than Synopsys or Purchaser): (a) the amendment or waiver of any term or condition of the Merger Agreement or the Merger on behalf of the Company or the certificate of incorporation or bylaws of the Company; (b) any termination of the Merger Agreement or the Merger by the Company; (c) any extension by the Company of the time for performance of any obligations or acts by Synopsys or Purchaser or any waiver or assertion of any of the Company's rights under the Merger Agreement; or (d) any other consent or action by the Board with respect to the Merger Agreement or the Merger.

        Synopsys and Purchaser have advised the Company that the Synopsys Designees will be chosen from among the persons listed in Schedule 1 attached to this Information Statement. Schedule 1 includes the name, age, citizenship, address, principal occupation or employment and five-year employment history with respect to each such person. Synopsys and Purchaser have advised the Company that each of the persons listed in Schedule 1 has consented to serve as a director of the Company if appointed or elected. Synopsys and Purchaser have advised the Company that none of these persons currently is a director of, or holds any positions with, the Company. Synopsys and Purchaser have advised the Company that, to their knowledge, none of the persons listed on Schedule 1 or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the SEC, other than with respect to transactions between Synopsys, Purchaser and the Company that have been described in the Schedule TO or the Schedule 14D-9.

        Synopsys and Purchaser have advised the Company that, to the knowledge of Synopsys and Purchaser, none of the persons listed on Schedule 1 is an adverse party to the Company in any material legal proceedings or has a material interest that is adverse to the Company in any such proceedings. Synopsys and Purchaser have also advised the Company that, to the knowledge of Synopsys and Purchaser, none of the persons listed in Schedule 1 was, during the last five years, convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws or is involved in any other legal proceeding which is required to be disclosed under Item 401(f) of Regulation S-K promulgated by the SEC.

        It is expected that the Synopsys Designess will assume office following the acceptance for payment by Purchaser of the specified minimum number of shares of Common Stock pursuant to the Offer. In addition, the directors and officers of Purchaser immediately prior to the effective time of the Merger will be the directors and officers of the Company, as the Surviving Corporation, after the effective time of the Merger, each to hold office in accordance with the certificate of incorporation and by-laws of the Surviving Corporation until successors are duly elected or appointed and qualified.

INFORMATION CONCERNING THE COMPANY

Outstanding Voting Securities and Voting Rights

        The shares of Common Stock are the only securities outstanding of the Company having the right to vote for the election of the Company's directors at a stockholder meeting if one were to be held. Each share of Common Stock entitles its record holder to one vote on all matters submitted to the stockholders for approval. As of the close of business on March 15, 2004, there were 30,970,115 shares of Common Stock issued and outstanding.

Stock Ownership of Certain Beneficial Owners, Directors and Executive Officers

        The following table sets forth certain information as of March 15, 2004, concerning the ownership of Common Stock by:

  •
  each stockholder of the Company known by the Company to be the beneficial owner of more than 5% of the outstanding shares of Common Stock;

  •
  each current member of the Board;

  •
  the Company's chief executive officer and each of its four other most highly compensated executive officers in 2003; and

  •
  all current directors and executive officers of the Company as a group.

        Beneficial ownership is determined in accordance with Rule 13d-3 of the Exchange Act, and includes all shares over which the beneficial owner exercises voting or investment power. Options and warrants to purchase common stock that are presently exercisable or exercisable within 60 days of March 15, 2004 and are included in the total number of shares beneficially owned for the person holding those options or warrants are considered outstanding for the purpose of calculating percentage ownership of the particular holder. The Company has relied on information supplied by its officers, directors and certain stockholders and on information contained in filings with the SEC. Except as otherwise indicated, and subject to community property laws where applicable, the Company believes, based on information provided by these persons, that the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

Name(1)	Number of Shares Beneficially Owned	Shares Issuable on Exercise of Outstanding Options Within 60 Days of March 15, 2004	Percent of Outstanding Shares(2)
Wasatch Advisors, Inc. 150 Social Hall Avenue Salt Lake City, UT 84111	3,137,034	—	10.1%
Wellington Management Company, LLP(3) 75 State Street Boston, MA 02109	2,804,500	—	9.1%
William Blair & Company, LLC 222 West Adams Street Chicago, IL 60606	2,413,407	—	7.8%
1981 Kara Ann Berg Trust, Clyde J. Berg, Trustee(4) 10050 Bandley Drive Cupertino, CA 94014	2,304,830	—	7.4%
Putnam, LLC d/b/a/ Putnam Investments(5) One Post Office Square Boston, MA 10036	1,842,443	—	5.9%
Current Directors
Fu-Chieh Hsu(6)	3,748,051	308,051	12.0%
Wingyu Leung(7)	3,109,537	218,857	10.0%
Carl E. Berg(8)	201,663	71,667	*
Wei Yen	285,926	35,926	*
Named Executive Officers Who are Not Directors
Mark-Eric Jones	304,052	304,052	1.0%
Andre Hassan	210,903	203,552	*
Mark Voll	137,116	97,116	*
All current directors and executive officers as a group (7 persons)	7,997,248	1,239,221	24.8%

*
Represents holdings of less than one percent.

(1)
Unless indicated otherwise, the address of each person listed in the table is c/o Monolithic System Technology, Inc., 1020 Stewart Drive, Sunnyvale, California 94085.

(2)
The percentage of beneficial ownership is based on 30,970,115 shares of Common Stock outstanding as of March 15, 2004 and excluding all shares of Common Stock issuable upon the exercise of outstanding options other than shares issuable upon the exercise of options held and exercisable within 60 days of March 15, 2004 by the named person.

(3)
According to a Schedule 13G filed with the SEC on February 12, 2004 by Wellington Management Company, LLP ("WMC"), in its capacity as an investment advisor. WMC has reported that the 2,804,500 shares are owned of record by its clients. WMC has reported that it has shared power to vote or direct the vote of 1,519,100 shares and shared power to dispose or direct the disposition of 2,804,500 shares.

(4)
Clyde J. Berg is Carl E. Berg's brother, and Carl Berg's adult daughter is the sole beneficiary of this trust. These shares were shares distributed by West Coast Venture Capital Limited, L.P. ("West Coast") in connection with the liquidation of West Coast, effective June 2002. Mr. Berg disclaims beneficial ownership of all these shares.

(5)
According to a Schedule 13G filed with the SEC on February 13, 2004 by Putnam, LLC dba Putnam Investments ("PI"), on behalf of itself and Marsh & McLennan Companies, Inc. ("MMC"), Putnam Investment Management, LLC ("PIM") and The Putnam Advisory Company, LLC ("PAC"). PI, which is a wholly-owned subsidiary of MMC, wholly owns two registered investment advisers: (a) PIM, which is the investment advisor to the Putnam family of mutual funds, and (b) PAC, which is the investment advisor to Putnam's institutional clients. According to the Schedule 13G: (i) PI has shared voting power over 1,087,783 shares and shared dispositive power over 1,842,443 shares, (ii) PIM has shared dispositive power over 588,050 shares, and (iii) PAC has shared voting power over 1,087,783 shares and shared dispositive power over 1,254,393 shares.

(6)
Fu-Chieh Hsu has sole voting and dispositive authority over 2,920,000 shares which he personally owns (in addition, he may purchase up to 308,051 shares pursuant to options exercisable within 60 days). Fu-Chieh Hsu shares voting and dispositive authority as a trustee with co-trustee Adela Lee over 240,000 shares held in trust for the benefit of his son, Percy Alexander Hsu (the "Percy Trust"); he shares voting and dispositive authority as a trustee with co-trustee Adela Lee over 240,000 shares held in trust for the benefit of his son, Jerone Lee Hsu (the "Jerone Trust"); he is deemed to beneficially own 20,000 shares held directly by Percy Alexander Hsu; and he is deemed to beneficially own 20,000 shares held directly by Jerone Lee Hsu. Fu-Chieh Hsu disclaims beneficial ownership of the 240,000 shares held by the Percy Trust, the 240,000 shares held by the Jerone Trust, the 20,000 shares held by Percy Alexander Hsu and the 20,000 shares held by Jerone Lee Hsu as he has no economic interest in any of these shares.

(7)
Wingyu Leung has sole voting and dispositive authority over 2,290,680 shares which he personally owns (in addition, he may purchase up to 218,857 shares pursuant to options exercisable within 60 days). Wingyu Leung shares voting and dispositive authority as a trustee with co-trustee Louise Shun-Yan Leung over 300,000 shares held in trust for the benefit of his son Michael Pak Shing Leung (the "Michael Trust"); and he shares voting and dispositive authority as a trustee with co-trustee Louise Shun-Yan Leung over 300,000 shares held in trust for the benefit of his son Matthew Pak-Ling Leung (the "Matthew Trust"). Wingyu Leung disclaims beneficial ownership of the 300,000 shares held by the Michael Trust and the 300,000 shares held by the Matthew Trust as he has no economic interest in any of these shares.

(8)
Includes 129,996 shares held by Berg & Berg Enterprises, LLC, of which Mr. Berg is the sole manager. 124,998 of these shares were distributed by West Coast, effective June 2002. Mr. Berg disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest in them. Also includes 4,998 shares owned by Mr. Berg's wife. Mr. Berg disclaims beneficial ownership of these shares. Mr. Berg's business address is 10050 Bandley Drive, Cupertino, CA 95014.

        In order to induce Synopsys to enter into the Merger Agreement, each of Dr. Wingyu Leung, Dr. Fu-Chieh Hsu, Carl Berg and the 1981 Kara Ann Berg Trust, Clyde J. Berg, Trustee, has entered into a Stockholder Agreement, in the form filed as Exhibit (e)(2) to the Schedule 14D-9 of which this Information Statement is a part (the "Stockholder Agreement"), and which is incorporated herein by this reference. Each stockholder who entered into a Stockholder Agreement has agreed to: (a) tender all of the shares of Common Stock beneficially owned by such stockholder in the Offer; (b) vote in favor of the Merger, the adoption of the Merger Agreement and the approval of the terms thereof and the transactions contemplated therein; (c) vote against any action or agreement that would result in a breach of any representation, warranty or covenant of the Company in the Merger Agreement; and (d) vote against each of the following actions: (i) any extraordinary corporate transaction or agreement (including a merger, consolidation or other business combination involving the Company or any of its subsidiaries), (ii) any sale, lease, sublease, license, sublicense or transfer of a substantial portion of the rights or other assets of the Company or any of its subsidiaries, (iii) any reorganization, recapitalization, dissolution or liquidation of the Company or any of its subsidiaries, (iv) any amendment of the Company's certificate of incorporation or bylaws; (v) any change in a majority of the Board; (vi) any material change in the capitalization of the Company or the Company's corporate structure; and (vii) any other action that is intended or could reasonably be expected to impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the transactions contemplated by the Merger Agreement or the Stockholder Agreement.

        Under the terms of the Stockholder Agreements each stockholder has also agreed to restrictions on the transferability of its shares of Common Stock and the transferability of certain voting rights, and a restriction against soliciting acquisition proposals from third parties or entering into any agreements with third parties concerning acquisition proposals. Each stockholder has also agreed to grant Synopsys an irrevocable proxy with respect to its shares of Common Stock for the purpose of voting those shares as described above. Each Stockholder Agreement automatically terminates upon consummation of the Merger, upon any amendment to the Merger Agreement that decreases the per share merger consideration or upon termination of the Merger Agreement in accordance with its terms.

DIRECTORS AND EXECUTIVE OFFICERS OF MOSYS

General

        The Company's bylaws provide that the number of directors is determined by resolution of the Board until changed by approval of the stockholders or a majority of the directors. The number of directors is currently set at five. Each director is elected to serve until the next annual meeting of stockholders, and until the election and qualification of his or her successor or his or her earlier resignation or removal.

        The names of the Company's directors and executive officers as of March 15, 2004 and certain information about them are set forth in the following tables:

Directors

Name	Age	Position(s) with the Company
Fu-Chieh Hsu	47	Chairman of the Board, President and Chief Executive Officer
Wingyu Leung	49	Executive Vice President, Chief Technical Officer and Director
Carl E. Berg(1)(2)	66	Director
Wei Yen(1)(2)	49	Director

(1)
Member of Audit Committee

(2)
Member of Compensation Committee.

        Fu-Chieh Hsu. Dr. Hsu has served as the Company's Chairman of the Board since September 1991 and as its President and Chief Executive Officer since April 1992. Dr. Hsu also served as the Company's Chief Financial Officer from April 1992 until May 1996. Prior to joining the Company, Dr. Hsu was the President and Chairman of the Board of Myson Technology, Inc., a developer of high performance semiconductor products, from August 1990 to August 1991. From May 1985 to August 1990, Dr. Hsu served as Vice President and Chief Technology Officer of Integrated Device Technology, Inc., a developer of high performance semiconductor products and modules. Dr. Hsu holds a B.S. in electrical engineering from National Taiwan University and a M.S. and Ph.D. in electrical engineering from the University of California at Berkeley.

        Wingyu Leung. Dr. Leung has served as the Company's Executive Vice President, Engineering, and Chief Technical Officer and as a member of its Board of Directors since April 1992. Dr. Leung also served as the Company's Secretary from April 1992 until May 1996 and again from May 1997 until August 2000. Prior to joining the Company, Dr. Leung served as a technology consultant to several high technology companies, including Rambus, Inc., a developer of a high-speed chip-to-chip interface technology. Prior to that time, Dr. Leung served as a member of the technical staff of Rambus, and as a senior engineering manager at Integrated Device Technology, Inc., where he managed and participated in circuit design activities. Dr. Leung holds a B.S. in electrical engineering from the University of Maryland, a M.S. in electrical engineering from the University of Illinois, and a Ph.D. in electrical engineering and computer science from the University of California at Berkeley.

        Carl E. Berg. Mr. Berg has served as a member of the Board of Directors since September 1992. Since 1997, Mr. Berg has been the Chairman of the Board and Chief Executive Officer of Mission West Properties, Inc., a real estate investment trust. Mr. Berg has been actively engaged in the ownership, development and management of industrial real estate and in venture capital investment for over 30 years. He currently serves as a member of the board of directors of Mission West Properties, Inc., Valence Technology, Inc., a developer of advanced rechargeable battery technology, FOCUS Enhancements, Inc., a developer of video scan conversion products, and Systems Integrated Research Plc, a provider of educational software. Mr. Berg holds a B.A. in business from the University of New Mexico.

        Wei Yen. Dr. Yen has served as a member of the Board since August 2000. In 2000, Dr. Yen co-founded RouteFree Inc., an audio/video network company, and iKuni, an artificial intelligence company, and has served each company as its Chairman of the Board since its formation. In 1997, he co-founded ArtX Incorporated and served as its Chairman of the Board until 2000, when it was acquired by ATI Technologies. In 1995, he co-founded Navio Communications and served as its Chief Executive Officer until 1997 when it merged with Network Computers Incorporated, now Liberate Technologies. From 1988 to 1995, Dr. Yen was a Senior Vice President at Silicon Graphics, Inc., where he oversaw all five product divisions and two subsidiaries. Dr. Yen was President of Mips Technologies from 1992 to 1993. He currently serves as a director of the Acer Groups. Dr. Yen received his Ph.D. in electrical engineering from Purdue University.

Executive Officers

Name	Age	Position(s) with the Company
Fu-Chieh Hsu	47	Chairman of the Board, President and Chief Executive Officer
Wingyu Leung	49	Executive Vice President, Chief Technical Officer and Director
Mark-Eric Jones	48	Vice President and General Manager—Intellectual Property
Mark Voll	49	Vice President, Finance & Administration, Chief Financial Officer and Secretary
Andre Hassan	44	Vice President and General Manager—Discrete Products

        Mark-Eric Jones. Mr. Jones has served as the Company's Vice President and General Manager—Intellectual Property since October 1998. Prior to joining the Company, Mr. Jones served as Director, Intellectual Property Division of Mentor Graphics Corporation, a developer of EDA tools and provider of intellectual property and served as its President and Chief Executive Officer from January 1996 to September 1998. Mr. Jones founded 3SOFT, Inc., a developer of intellectual property, and served as its President and Chief Executive Officer from May 1976 to January 1996. Mr. Jones holds a M.A. from Trinity College, University of Cambridge, United Kingdom.

        Mark Voll. Mr. Voll has served as the Company's Vice President of Finance and Administration and Chief Financial Officer since June 2002. Mr. Voll previously held the same position with the Company from March 1998 to June 2000. From June 2000 to May 2002 Mr. Voll served as the Chief Financial Officer for Axis Systems, Inc., a developer of semiconductor verification tools. Mr. Voll a B.S. in business administration from Providence College.

        Andre Hassan. Mr. Hassan has served as the Company's Vice President and General Manager—Discrete Products since July 2001. Prior to this, Mr. Hassan was General Manager—Discrete Products from January 1999 to June 2001, and was Director of Marketing from February 1996 to December 1998. Prior to joining the Company, Mr. Hassan served as Strategic Marketing Manager for

S3, Inc., a developer of semicondictor multimedia products from June 1994 to January 1996. Mr. Hassan holds a B.S. in electrical engineering from Worcester Polytechnic Institute.

Committees of the Board of Directors and Meetings

        The Company's Board of Directors has standing Audit and Compensation Committees. Carl E. Berg and Wei Yen are the current members of both the Audit Committee and the Compensation Committee, as the vacancy created by Paul Russo's resignation as a director in August 2003 has not been filled to date. Mr. Berg is the Audit Committee's financial expert, but that status does not impose on him duties, liabilities or obligations that are greater than the duties, liabilities or obligations otherwise imposed on him as a member of the Audit Committee and the Board of Directors. Fu-Chieh Hsu participates in all Compensation Committee discussions and decisions regarding salaries and incentive compensation for all of our employees and consultants, except that he is excluded from discussions regarding his own salary and incentive compensation. The Company does not have a nominating committee.

        The Board of Directors does not believe that a nominating committee is necessary because all of the independent directors currently serve on the Audit and Compensation Committees, and any additional committee of independent directors would consist of the same individuals. In the event the Synposys acquisition does not occur, the Board of Directors intends to fill the vacancy left by Mr. Russo's resignation and to review and approve nominations for election to the Board of Directors at the next annual meeting of stockholders solely by resolution of the independent directors on the board.

        Additionally, in the event the Synopsys acquisition does not occur, the Board will establish policies with respect to the consideration of any director candidates recommended by stockholders, the minimum qualifications for nominees, identifying and evaluating nominees for director, and director attendance at each annual meeting of stockholders.

        Stockholders who desire to communicate with the Board, or to a specific director, may do so by delivering the communication addressed to either the Board or any director, c/o Monolithic System Technology, Inc., 1020 Stewart Drive, Sunnyvale, California 94058. These communications will be delivered to the Board, or to the individual director, as specified.

        At the Company's 2003 annual meeting of stockholders, two of the Company's directors were in attendance.

        During the fiscal year ended December 31, 2003, including telephonic meetings, there were four meetings of the Board of Directors, four meetings of the Audit Committee and four meetings of the Compensation Committee. Every director attended at least 75% of the meetings of the Board of Directors and each committee held during the period for which he was a director during the fiscal year ended December 31, 2003. In addition, the members of the Board of Directors and the Compensation Committee acted at times by unanimous written consent pursuant to Delaware law.

Audit Committee Report

        The Audit Committee reviews, acts on and reports to the Board of Directors with respect to various auditing and accounting matters. Management has primary responsibility for the Company's financial statements and the overall reporting process, including the Company's system of internal controls. The independent auditors audit the financial statements prepared by management, express an opinion as to whether those financial statements fairly present the financial position, results of operations and cash flows of the Company in conformity with accounting principles generally accepted in the United States and discuss with the Audit Committee any issues they believe should be raised with us. The Audit Committee's responsibilities under the Audit Committee charter adopted by the

Board of Directors effective August 15, 2000 and amended as of February 22, 2004, include the selection or dismissal of the Company's independent auditors, review of the scope of the annual audits, and approval of fees to be paid to the Company's independent auditors. The Audit Committee also monitors the performance of the Company's independent auditors, and reviews the audit report on the Company's consolidated financial statements following completion of the audit and the accounting practices of the Company with respect to internal accounting and financial controls.

        The Audit Committee Charter, as amended to date, can be found through the Company's website www.mosys.com. The Audit Committee has delegated authority to Mr. Berg to pre-approve non-audit services provided by our independent auditors.

        During the fiscal year ended December 31, 2003, Messrs. Berg and Yen served on the Audit Committee for the entire year. Paul Russ served on the Audit Committee until the end of August 2003. The Company believes that Mr. Berg and Dr. Yen are independent within the meaning of the National Association of Securities Dealers, Inc.'s listing standards.

        The Audit Committee has reviewed and discussed the audited financial statements of the Company for fiscal year 2003 with management and Ernst & Young LLP ("E&Y"), the Company's independent auditors. The Committee discussed with E&Y matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees). E&Y provided the Audit Committee the written disclosures required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees). The Audit Committee has discussed E&Y's independence with members of that firm. The Audit Committee received written confirmations from management with respect to the non-audit services provided by E&Y and has considered whether the provision of such services is compatible with maintaining the auditor's independence. The Audit Committee has determined that the rendering of such services by E&Y is compatible with maintaining the auditors' independence.

        Based on the discussions with E&Y concerning the audit, the independence discussions and the financial statement review, and such other matters deemed relevant and appropriate by the Audit Committee, the Audit Committee recommended to the Board of Directors that the Company's financial statements for the fiscal year ended December 31, 2003 be included in its 2003 Annual Report on Form 10-K filed with the Securities and Exchange Commission.

        The Audit Committee and the Board also have recommended, subject to stockholder approval, the selection of E&Y as the Company's independent auditors for the fiscal year ending December 31, 2004.

The Audit Committee of the Board of Directors:
Carl E. Berg Wei Yen

Compensation of Directors

        In 2003, members of our Board of Directors did not receive compensation for their services as directors. The Company granted options to purchase 10,000 shares of Common Stock in each of four consecutive years to Dr. Yen for the years beginning in each August from 2000 through 2004. All of these options vest during each year at a rate of approximately 833 shares each month.

        The Company's 2000 Employee Stock Option Plan provides that options will be granted to non-employee directors pursuant to an automatic, nondiscretionary grant mechanism. Each non-employee director receives automatically a grant of an option to purchase 10,000 shares of Common Stock each year at an exercise price set at the fair market value of the Common Stock on the date of grant. These options vest at a rate of approximately 833 shares each month. Pursuant to this provision, the Company granted options in 2003 to Mr. Berg to purchase 10,000 shares of Common

Stock, which options begin vesting in March, 2005, and 10,000 shares of Common Stock to Dr. Yen, which options begin vesting in August, 2006. No additional options will be granted to non-employee directors for service during any year in which the director has already been granted options in a like or greater number.

EXECUTIVE COMPENSATION

Summary Compensation Table

        The following Summary Compensation Table sets forth summary information as to compensation received by our Chief Executive Officer and each of the four other most highly compensated persons who were serving as executive officers of the Company as of December 31, 2003 (collectively the "named executive officers") for services rendered to the company in all capacities during the three fiscal years ended December 31, 2003.

Long-term Compensation
Annual Compensation
Name				Securities Underlying Options
	Year	Salary($)	Bonus($)
Fu-Chieh Hsu Chairman of the Board, President and Chief Executive Officer	2003 2002 2001	$279,108 266,167 238,000	$72,663 73,979 57,040	113,621 81,691 60,000
Wingyu Leung Executive Vice President, Chief Technical Officer and Director	2003 2002 2001	232,950 221,833 198,000	58,130 64,123 57,040	92,897 67,353 50,000
Mark-Eric Jones Vice President and General Manager—Intellectual Property	2003 2002 2001	206,792 197,000 184,000	29,065 36,273 35,650	61,448 48,676 40,000
Andre Hassan General Manager—Discrete Products	2003 2002 2001	171,871 160,250 148,875	29,065 34,417 24,585	61,448 48,676 40,000
Mark Voll(1) Vice President, Finance & Administration, Chief Financial Officer and Secretary	2003 2002 2001	178,238 87,500 —	2,085 — —	26,710 200,000 —

(1)
Mr. Voll was appointed Vice President, Finance & Administration, Chief Financial Officer and Secretary in June 2002.

Option Grants in Last Fiscal Year

        The following table provides information regarding the grant of stock options during fiscal year 2003 to the named executive officers.

Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(4)
	Number of Securities Underlying Options Granted(1)	% of Total Options Granted to Employees in 2003(2)
				Exercise Price(3)	Expiration Date
						5%	10%
Fu-Chieh Hsu	53,621 60,000	5.03 5.63	% %	$6.89 9.81	4/16/2013 9/2/2013	$232,344 370,167	$588,806 938,077
Wingyu Leung	42,897 50,000	4.03 4.69	% %	6.89 9.81	4/16/2013 9/2/2013	185,876 308,473	471,047 781,731
Mark-Eric Jones	21,448 40,000	2.01 3.75	% %	6.89 9.81	4/16/2013 9/2/2013	92,936 246,778	235,518 625,385
Andre Hassan	21,448 40,000	2.01 3.75	% %	6.89 9.81	4/16/2013 9/2/2013	92,936 246,778	235,518 625,385
Mark Voll	1,710 25,000	0.16 2.35	% %	6.89 9.81	4/16/2013 9/2/2013	7,410 154,236	18,777 390,865

(1)
Options are incentive stock options to the extent qualified and nonstatutory options otherwise. All of the options have a 10-year term and generally terminate if not exercised within 90 days following the executive's employment with the Company or the expiration date, whichever occurs earlier. Each of the named executive officers in the table received an option grant under the 2000 Employee Stock Option Plan on September 2, 2003. Those options vest as to 25% of the shares subject to each option on the first anniversary of the grant date and 1/36th of the shares subject to each option vest monthly thereafter. In addition, on April 16, 2003 each of such named executive officers received additional options under the 2000 Employee Stock Option Plan as bonuses for the Company's performance as measured against certain pre-established performance goals for each officer. The bonus stock options were immediately vested as to 50% of the shares of Common Stock on the grant date. The remaining option shares vest ratably each month over the two-year period following the grant date, subject to continued service.

(2)
The percentage of total options granted is based upon options to purchase an aggregate of 1,065,624 shares of Common Stock granted during the fiscal year ended December 31, 2003 to Company employees, including the named executive officers and outside directors.

(3)
All options were granted at an exercise price equal to the fair market value of the Company's Common Stock on the grant date. Fair market value for the two groups of option grants was equal to the closing price on the Nasdaq National Market on April 16, 2003 and September 2, 2003, respectively.

(4)
Potential realizable value has been calculated by assuming that the market price of the Common Stock appreciates 5% and 10% each year from the date of grant of the options until the expiration of the options. These assumed annual rates of appreciation were used in compliance with the rules of the SEC and are not intended to forecast future price appreciation of the Common Stock. The actual value realized from the options could be substantially higher or lower than the values reported above, depending upon the future appreciation or depreciation of the Common Stock during the option period and the timing of the exercise of the options. Unless the executive officer remains employed until he vests in the option shares and the market price of the Common Stock appreciates over the option term, no value will be realized from the option grants made to the executive officer.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Values

        The following table provides information regarding the aggregate exercises of options by each of the named executive officers. In addition, this table includes the number of shares covered by both exercisable and unexercisable stock options as of December 31, 2003, and the value of "in-the-money" options, which values represent the positive spread between the exercise price of any such options and the fiscal year-end value of the Company's Common Stock.

			Number of Securities Underlying Unexercised Options at December 31, 2002
					Value of In-the-Money Options at December 31, 2003(3)
	Shares Acquired on Exercise	Value Realized(1)
			Exercisable(2)	Unexercisable	Exercisable	Unexercisable
Fu-Chieh Hsu	—	$—	287,088	143,224	$1,078,250	$34,598
Wingyu Leung	30,000	183,300	201,337	118,913	607,263	27,916
Mark-Eric Jones	97,500	752,345	291,126	90,498	1,526,786	14,907
Andres Hassan	50,000	508,500	191,355	89,769	808,417	14,491
Mark Voll	—	—	76,140	150,570	1,915	958

(1)
Value based on the fair market value of Common Stock on the date of exercise less the option exercise price.

(2)
Pursuant to the option agreements for option grants made under the Company's 1996 Stock Plan, the option holders were entitled to elect to exercise all or any part of their vested and unvested options at any time. Any shares of Common Stock received by the optionee on exercise of unvested options become subject to the Company's right of repurchase pursuant to a restricted stock purchase agreement. The number of shares so obtained that are subject to the Company's right of repurchase decreases over time in accordance with the vesting schedule applicable to the unvested options exercised. Accordingly, all options granted to the named executive officers under the 1996 plan are deemed to be exercisable for the purpose of the following table, even though Dr. Hsu, Dr. Leung, Mr. Jones and Mr. Hassan had 4,687, 4,167, 3,750 and 3,021 unvested shares, respectively, subject to repurchase at December 31, 2003.

(3)
Value based on the fair market value of Common Stock of $8.57 on December 31, 2003, less the option exercise price.

Employment Contracts, Termination of Employment and Change-in-Control Agreements

        We currently have confidentiality and invention assignment agreements in place with the named executive officers. We do not, however, have any compensatory plan or arrangement with the named executive officers that is activated upon the resignation, termination or retirement of any of these executive officers or upon a change in control of our company.

PERFORMANCE GRAPH

COMPARISON OF STOCKHOLDER RETURN

        The following graph compares cumulative total stockholder return on the Company's Common Stock with that of the S&P 500 Index and the S&P Technology Sector Index. The comparison assumes that $100 was invested on June 28, 2001 (the date of the Company's initial public offering) in the Company's Common Stock, the stocks included in the S&P 500 and the stocks included in the S&P Technology Sector Index.

        The comparisons shown in the graph below are based upon historical data, and the Company cautions that the stock price performance shown in the graph below is not indicative of, nor intended to forecast, the potential future performance of the Company's Common Stock. Information used in the graph was obtained from Standard and Poor's website, a source believed to be reliable, but the Company is not responsible for any errors or omissions in such information.

COMPARISON OF CUMULATIVE TOTAL RETURN

AMONG MONOLITHIC SYSTEM TECHNOLOGY, INC., THE S&P 500
INDEX AND THE S&P TECHNOLOGY SECTOR INDEX

	Cumulative Total Return
	6/28/2001	12/31/2001	12/31/2002	12/31/2003
MONOLITHIC SYSTEM TECHNOLOGY, INC.	$100.00	$206.00	$120.80	$85.70
S&P 500	100.00	93.63	71.75	90.68
S&P TECHNOLOGY SECTOR	100.00	89.44	55.83	81.82

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        Since January 1, 2003, the Company has not entered into any material transaction with any of its directors, executive officers or holders of more than 5% of the Company's Common Stock, or with any persons in which directors, executive officers or such stockholders have direct or indirect material interests.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

        Section 16(a) of the Exchange Act requires the Company's directors, executive officers and persons who own more than 10% of a registered class of the Company's equity securities, or the Company's "insiders," to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Directors, executive officers and greater than 10% holders are required by SEC regulation to furnish the Company with copies of all Section 16(a) reports they file. Based solely on the Company's review of Forms 3 and 4 received during 2003 and Forms 5 (or any written representations) received with respect to fiscal year 2003, the Company believes that the Company's insiders complied with all applicable Section 16(a) filing requirements during 2003.

REPORT ON EXECUTIVE COMPENSATION BY THE
COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS

        The Compensation Committee (the "Committee") is comprised of three independent members of the Board of Directors. The Board of Directors has delegated to the Committee responsibility for reviewing, recommending and approving the Company's compensation policies and benefits programs. The Committee also has the principal responsibility for the administration of the Company's stock plans, including approving stock option grants to executive officers.

Compensation Philosophy

        The Company's executive compensation policy is designed to attract and retain qualified executive personnel by providing executives with a competitive total compensation package based in large part on the executive's contribution to the financial and operational success of the Company, the executive's personal performance and increases in stockholder value as measured by the Company's stock price.

Compensation Program

        The compensation package for the Company's executive officers comprises the following three components:

        Base Salary.    The Committee determines the base salary of each executive based on the executive's scope of responsibility, past accomplishments and experience and personal performance, internal comparability considerations and data regarding the prevailing compensation levels for comparable positions in relevant competing executive labor markets. The Committee may give different weight to each of these factors for each executive, as it deems appropriate. In selecting comparable companies for the purpose of setting competitive compensation for the Company's executives, the Committee considers many factors not directly associated with stock price performance, such as geographic location, annual revenue and profitability, organizational structure, development stage and market capitalization.

        Annual Incentive Compensation.    In 2003 and prior years, each of the executive officers could earn annual bonuses set at a percentage of his or her base salary on the basis of the Company's performance as measured against certain pre-established performance measures, principally revenues, and the attainment of individual objectives set for each officer, other than the Company's CEO, based upon the CEO's recommendations. The Committee established the performance objectives for the CEO. Based on performance against their objectives certain executive officers did receive bonus payments in 2003.

        Stock Options.    The Committee believes that granting stock options to executives and other key employees on an ongoing basis gives them a strong incentive to maximize stockholder value and aligns their interests with those of other stockholders. The Committee determines stock option grants under the 2000 Employee Stock Option Plan to all executive officers and employees of the Company. In determining the size of stock option grants under the annual bonus program for officers, the Committee takes into account the executive's current position with and responsibilities to the Company in setting the annual target grant. The percentage of the target grant awarded to the officer depends upon the Company's performance against specified revenue, net income and intellectual property licensing revenue objectives for each half of the fiscal year. Generally, each stock option grant allows the executive to purchase shares of the Company's Common Stock at a price per share equal to the market price on the date the option is granted, but the Committee has the power to grant options at a lower price if considered appropriate under the circumstances. Each stock option grant generally becomes exercisable, or vests, in installments over time, contingent upon the executive's continued employment with the Company.

        In 2003, the Committee approved stock bonus grants under the 2000 Employee Stock Option Plan to certain executive officers based upon the Company's performance as measured against certain pre-established performance goals for each officer during the second half of 2003. Those options vest 50% immediately and the remaining 50% vests monthly over two years. The exercise price was equal to the fair market value of the Company's Common Stock on the grant date. The Committee determined that executive officers, including the Chief Executive Officer, will not be eligible to receive bonus option grants with respect to the Company's performance during the second half of fiscal 2003.

        Compensation of Chief Executive Officer.    In 2003, the compensation for Fu-Chieh Hsu, the Company's Chief Executive Officer, was comprised of the three components described above, and is reviewed annually. In setting Dr. Hsu's compensation package for fiscal year 2003, the Committee intended to provide a base salary competitive with that paid to other chief executive officers in competing executive labor markets, and to make a significant portion of the total compensation package contingent upon the financial and operational performance of the Company. During the fiscal year, Dr. Hsu received a base salary of $279,108. Dr. Hsu was awarded a total cash bonus of approximately $72,663 based primarily on the Company's achievement of financial and operational targets.

        Compliance with Internal Revenue Code Section 162(m).    Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to publicly-held companies for compensation paid to certain executive officers, to the extent that compensation paid to the officer exceeds $1 million during the Company's taxable year. The compensation paid to the Company's executive officers for the year ended December 31, 2003 did not exceed the $1 million limit per officer. In addition, the Company's employee stock option plans and executive incentive option grants have been structured so that any compensation deemed paid to an executive officer in connection with the exercise of his or her outstanding options with an exercise price per share equal to the fair market value per share of the Common Stock on the grant date will qualify as performance-based compensation that will not be subject to the $1 million limitation. The Committee does not expect to take any action at this time to modify cash compensation payable to the Company's executive officers to avoid the application of Section 162(m).

The Compensation Committee of the Board of Directors:
Carl E. Berg Wei Yen

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

        The Compensation Committee of the Board of Directors is responsible for determining salaries, incentives and other forms of compensation for directors, officers and other employees, and administers our incentive compensation and benefit plans. During 2003, none of our executive officers served as a member of the board of directors or compensation committee of any entity that had one or more of its executive officers serving as a member of our Board of Directors or Compensation Committee. Neither Mr. Berg nor Dr. Yen was an officer or employee of the Company during 2003, or at any other time.

SPECIAL NOTE

        Notwithstanding anything to the contrary set forth in any of the Company's previous or future filings under the Securities Act of 1933, as amended, or the Exchange Act that might incorporate this Information Statement or future filings made by the Company under those statutes, the Audit Committee Report (including reference to the independence of the Audit Committee members), the Report on Executive Compensation by the Compensation Committee and the Performance Graph are not deemed filed with the SEC and shall not be deemed incorporated by reference into any of those prior filings or into any future filings made by the Company under those statutes unless specifically so provided in any such filing.

SCHEDULE 1

SYNOPSYS DESIGNEES

The name, age and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years, as of March 15, 2004, of each of the Synopsys Designees are set forth below. The business address of each such person is c/o Synopsys, Inc., 700 East Middlefield Road, Mountain View, California 94043. Except as provided below, each such person is a citizen of the United States.

Name	Age	Position with Synopsys or Present Principal Occupation or Employment; Material Positions Held at Synopsys
Dr. Aart J. de Geus	49
		Dr. de Geus, a citizen of the Netherlands, co-founded Synopsys and currently serves as Chief Executive Officer and Chairman of the Board of Directors. Since the inception of Synopsys in December 1986, he has held a variety of positions including Senior Vice President of Engineering and Senior Vice President of Marketing. From 1986 to 1992, Dr. de Geus served as Chairman of the Board. He served as President from 1992 to 1998. Dr. de Geus has served as Chief Executive Officer since January 1994 and has held the additional title of Chairman of the Board since February 1998. He has served as a Director since 1986. From 1982 to 1986, Dr. de Geus was employed by General Electric Corporation, where he was the Manager of the Advanced Computer-Aided Engineering Group.
Andy D. Bryant	53
		Mr. Bryant has been a Director of Synopsys since January 1999 and currently serves as Executive Vice President and Chief Financial and Enterprise Services Officer of Intel Corporation, with responsibility for financial operations, human resources, information technology and e-business functions and activities worldwide. Mr. Bryant joined Intel in 1981 as Controller for the Commercial Memory Systems Operation and in 1983 became Systems Group Controller. In 1987 he was promoted to Director of Finance for the corporation and was appointed Vice President and Director of Finance of the Intel Products Group in 1990. Mr. Bryant became Chief Financial Officer in February 1994 and was promoted to Senior Vice President in January 1999. Mr. Bryant was appointed Chief Financial and Enterprise Services Officer in December 1999 and was promoted to Executive Vice President in January 2001. He is a director of Kryptiq Corporation, a secure-messaging provider of medical information flows.
Dr. Chi-Foon Chan	54
		Dr. Chan joined Synopsys as Vice President of Application Engineering & Services in May 1990. Since April 1997 he has served as Chief Operating Officer and since February 1998 he has held the additional title of President. Dr. Chan also became a Director of Synopsys in February 1998. From September 1996 to February 1998 he served as Executive Vice President, Office of the President. From February 1994 until April 1997 he served as Senior Vice President, Design Tools Group and from October 1996 until April 1997 as Acting Senior Vice President, Design Re-Use Group. Additionally, he has held the titles of Vice President, Engineering and General Manager, DesignWare Operations and Senior Vice President, Worldwide Field Organization.

Schedule 1-1

Bruce R. Chizen	48
		Mr. Chizen has been a Director of Synopsys since April 2001. Mr. Chizen has served as President of Adobe Systems Incorporated, a provider of graphic design, publishing, and imaging software for Web and print production, since April 2000 and as Chief Executive Officer since December 2000. He joined Adobe Systems in August 1994 as Vice President and General Manager, Consumer Products Division and in December 1997 became Senior Vice President and General Manager, Graphics Products Division. In August 1998, Mr. Chizen was promoted to Executive Vice President, Products and Marketing. He is a director of Adobe Systems.
Deborah A. Coleman	51
		Ms. Coleman has been a Director of Synopsys since November 1995. Ms. Coleman is co-founder and currently General Partner of SmartForest Ventures in Portland, Oregon. Ms. Coleman was Chairman of the Board of Merix Corporation, a manufacturer of printed circuit boards, from May 1994, when it was spun off from Tektronix, Inc., until September 2001. She also served as Chief Executive Officer of Merix from May 1994 to September 1999 and as President from March 1997 to September 1999. Ms. Coleman joined Merix from Tektronix, a diversified electronics corporation, where she served as Vice President of Materials Operations, responsible for worldwide procurement, distribution, component engineering and component manufacturing operations. Ms. Coleman is a director of Applied Materials, Inc., a manufacturer of semiconductor fabrication equipment, Chairman of the Board of Teseda Corporation, a semiconductor test equipment company, and a director of Kryptiq Corporation, a secure-messaging provider of medical information flows.
Dr. A. Richard Newton	52
		Dr. Newton has been a Director of Synopsys since January 1995. Previously, Dr. Newton was a Director of Synopsys from January 1987 to June 1991. Dr. Newton has been a Professor of Electrical Engineering and Computer Sciences at the University of California at Berkeley since 1979 and is currently Dean of the College of Engineering. From July 1999 to June 2000, Dr. Newton was Chair of the Electrical Engineering and Computer Sciences Department at the University of California at Berkeley. From 1988 to 2002, Dr. Newton was a Venture Partner with Mayfield Fund, a venture capital partnership, where he contributed to the evaluation and development of over two dozen new companies. Dr. Newton is currently a Venture Partner with Tallwood Venture Capital. From November 1994 to July 1995, Dr. Newton was acting President and Chief Executive Officer of Silicon Light Machines, a private company that has developed display systems based on the application of micromachined silicon light-valves. Dr. Newton is a Fellow of the IEEE and a member of the National Academy of Engineering.

Schedule 1-2

Dr. Sasson Somekh	54
		Dr. Somekh has been a Director of Synopsys since January 1999. Dr. Somekh joined Novellus Systems, Inc., a manufacturer of semiconductor fabrication equipment, as President in January 2004. Previously, Dr. Somekh served as a member of the Board of Directors of Applied Materials, Inc., also a manufacturer of semiconductor fabrication equipment, from April 2003 until December 2003, and as an Executive Vice President of Applied from November 2000 until August 2003. Dr. Somekh served as a Senior Vice President of Applied from December 1993 to November 2000 and as a Group Vice President from 1990 to 1993. Dr. Somekh is a board member of Nanosys, Inc., a privately-held developer of nano-enabled systems for use in energy, defense, electronics, healthcare and information technology applications.
Roy Vallee	51
		Mr. Vallee has been a Director of Synopsys since February 2003. Mr. Vallee is Chief Executive Officer and Chairman of the Board of Avnet, Inc., a global semiconductor products and electronics distributor, positions he has held since June 1998. Previously, he was Vice Chairman of the Board since November 1992, and also President and Chief Operating Officer since March 1992. Mr. Vallee currently serves on the Board of Directors of Teradyne, Inc., an automated testing company for the electronics, communications and software industries. He is also Chairman of the Executive Committee of the Global Technology Distribution Council.
Steven C. Walske	51
		Mr. Walske has been a Director of Synopsys since December 1991. Mr. Walske has been Chief Business Strategist of Parametric Technology Corporation, a supplier of software products for mechanical computer aided engineering since June 2000. Previously, Mr. Walske served as Chairman, Chief Executive Officer and a Director from August 1994 until June 2000 and as President and Chief Executive Officer of that company from December 1986 to August 1994.

Schedule 1-3

ANNEX B

February 22, 2004

CONFIDENTIAL

Board of Directors
Monolithic System Technology, Inc.
1020 Stewart Drive
Sunnyvale, CA 94085

Gentlemen:

You have requested our opinion as to the fairness, from a financial point of view, of the $13.50 aggregate per share consideration to be received by the stockholders of Monolithic System Technology, Inc. (the "Company") pursuant to an exchange offer and merger contemplated by the Agreement and Plan of Merger and Reorganization, dated as of February 23, 2004 (the "Agreement"), by and among Synopsys, Inc. ("Synopsys"), Mountain Acquisition Sub, Inc., a wholly owned subsidiary of Synopsys ("Acquisition Sub"), and the Company. Pursuant to the Agreement, Synopsys will cause Acquisition Sub to commence an exchange offer (the "Offer") for all outstanding shares of Common Stock, par value $0.01 (the "Common Stock"), of the Company for $13.50 per share consisting of $6.75, net to the seller in cash, and $6.75 in Synopsys common stock with the exchange ratio determined by the average of the closing trading prices for Synopsys common stock for the five trading day period ending immediately prior to (and excluding) the trading day immediately before Acquisition Sub accepts any shares in the Offer (the "Per Share Consideration"). The Agreement further provides that, following completion of the Offer, the Acquisition Sub will be merged into the Company in a merger in which each outstanding share of Common Stock of the Company (other than shares of Common Stock already owned by Acquisition Sub) will be converted into the right to receive the Per Share Consideration (the "Merger"). Following the Merger, unless the Acquisition Sub makes an All Cash Election (as defined below), Synopsys has agreed that the Company shall continue as the surviving corporation and will merge with and into Synopsys or a wholly owned subsidiary of Synopsys (the "Second Merger"). Notwithstanding the foregoing, Synopsys may elect to change the Offer from an exchange offer to a tender offer in which holders of Common Stock of the Company will receive $13.50, net to the seller in cash (the "All Cash Election"). The Offer, Merger and Second Merger (if any) are collectively referred to as the "Transaction."

A.G. Edwards & Sons, Inc. ("A.G. Edwards"), as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate or other purposes. From time to time, Edwards has provided services to the Company, including underwriting of the Company's initial public offering of common stock, market making, and securities research. In addition, A.G. Edwards is a full-service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, financing and brokerage activities for both companies and individuals. In the ordinary course of business, A.G. Edwards and its affiliates may actively trade the securities of the Company and Synopsys for their own account or for the accounts of their customers and, accordingly, may at any time hold long or short positions of such securities. However, A.G. Edwards is not aware of any present or contemplated relationship between A.G. Edwards, the Company or any of the Company's directors, officers or stockholders, or Synopsys or any of its directors, officers or stockholders, that in our opinion would affect our ability to render a fair and independent opinion in this matter.

A.G. Edwards is acting as financial advisor to the Board of Directors (the "Board") of the Company with respect to the Transaction and will receive a fee for its services pursuant to the terms of its engagement letter dated as of February 6, 2004. The Company has agreed to indemnify A.G. Edwards for certain liabilities that may arise out of the rendering of this opinion and any related activities as financial advisor to the Board.

In connection with this opinion, A.G. Edwards has, among other things:

  i.)
  reviewed the Agreement and related documents;

  ii.)
  reviewed certain historical financial statements including Annual Reports on Form 10-K of the Company for the two years ended December 31, 2002; certain Quarterly Reports on Form 10-Q of the Company; unaudited financial results for the fourth quarter and year ended December 31, 2003; and projected financial statements of the Company prepared by and reviewed with Company management;

  iii.)
  held discussions with certain members of management of the Company regarding the past and current business operations, results thereof, financial condition and future prospects (including the Company's financial forecast for 2004 and financial projections for the 2005 to 2008 period) of the Company and the industry in which it operates;

  iv.)
  reviewed the current market environment for the Company as well as information related to the industries in which the Company operates;

  v.)
  reviewed the financial terms of certain acquisitions that A.G. Edwards deemed relevant for analytical purposes;

  vi.)
  reviewed the valuations of certain public companies that A.G. Edwards deemed relevant for analytical purposes;

  vii.)
  reviewed the premiums paid to shareholders in public company acquisitions that A.G. Edwards deemed relevant for analytical purposes;

  viii.)
  reviewed the implied valuation of the Company based on discounted present values of its projected cash flows;

  ix.)
  held discussions with management and the Company's legal advisors regarding the nature and development of the terms of the Transaction;

  x.)
  reviewed certain historical financial statements including Annual Reports on Form 10-K of Synopsys for the three years ended October 31, 2003; certain Quarterly Reports on Form 10-Q of Synopsys; and projected quarterly income statements of Synopsys for fiscal 2004 and fiscal 2005 prepared by and reviewed with Synopsys management;

  xi.)
  held discussions with certain members of management of Synopsys regarding the past and current business operations, results thereof, financial condition and future prospects of Synopsys and the industry in which it operates;

  xii.)
  analyzed the pro forma impact of the Transaction based on certain projections for the Company prepared by Company management and certain projections for Synopsys prepared by Synopsys management;

  xiii.)
  reviewed the current market environment for Synopsys as well as information related to the industries in which Synopsys operates; and

  xiv.)
  completed other analyses that A.G. Edwards considered appropriate.

In preparing its opinion, A.G. Edwards has assumed and relied upon, without independent verification, the accuracy and completeness of all financial and other information publicly available or that was supplied or otherwise made available to it by the Company, Synopsys and their representatives. A.G. Edwards has not been engaged to, and therefore it has not, verified the accuracy or completeness of any of such information. A.G. Edwards has relied upon the assurances of the managements of the Company and Synopsys that they are not aware of any facts that would make such information materially inaccurate or misleading. A.G. Edwards has been informed and assumed that the financial projections supplied to, discussed with or otherwise made available to it reflect the best currently available estimates and judgments of the managements of the Company and Synopsys, respectively, as to the expected future financial performance of the Company and Synopsys, respectively. A.G. Edwards has not independently verified such information or assumptions, nor does it express any opinion with respect thereto. A.G. Edwards has not made any independent valuation or appraisal of the assets or liabilities of the Company or Synopsys, nor has it been furnished with any such appraisals. A.G. Edwards also did not independently attempt to assess or value any of the intangible assets (including goodwill) of either the Company or Synopsys nor did it make any independent assumptions with respect to their application in the Transaction. A.G. Edwards is not expressing any opinion as to what the value of Synopsys common stock will be when issued to holders of Company Common Stock pursuant to the Transaction or the prices at which shares of Synopsys common stock will trade at any time. A.G. Edwards has assumed that no legal or regulatory changes that occur after the date hereof will have a material impact on the Company's or Synopsys' operations, financial condition and future prospects. In addition, A.G. Edwards' opinion does not address the tax implications to the holders of Company Common Stock of the Transaction.

For the purposes of rendering its opinion, A.G. Edwards has assumed in all respects material to its analysis that the representations and warranties of each party contained in the Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Agreement and that the Transaction will be consummated on the terms contained in the Agreement without waiver thereof. A.G. Edwards has also assumed that all governmental, regulatory and other consents and approvals contemplated by the Agreement will be obtained and that in the course of obtaining any of those consents, no restrictions will be imposed and no waivers will be given that would have an adverse effect on the contemplated Transaction.

A.G. Edwards was not engaged to and did not review, nor is it expressing any opinion with respect to, any alternative transaction or strategic alternatives that may be available to the Company. A.G. Edwards' opinion also does not address the merits of the underlying decision by the Company to engage in the Transaction. A.G. Edwards is not expressing any opinion as to what the value of the common stock of either the Company or Synopsys has been or will be.

A.G. Edwards' opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to it as of, the date hereof. A.G. Edwards' opinion as expressed herein, in any event, is limited to the fairness, from a financial point of view, to the holders of Common Stock of the Company of the $13.50 aggregate per share consideration to be received in the Transaction pursuant to the Agreement. It should be understood that, although subsequent developments may affect its opinion, A.G. Edwards does not have any obligation to update, revise or reaffirm its opinion and it expressly disclaims any responsibility to do so.

It is understood that this opinion is solely for the confidential use of the Board and does not constitute a recommendation as to how any member of the Board should vote with respect to the Transaction, and such opinion does not represent a recommendation as to whether any holder of shares of Common Stock of the Company should exchange such shares in connection with the Offer or how any holder of shares of Common Stock should vote with respect to the Merger. This opinion may not be reproduced, summarized, described, characterized, excerpted from, referred to or given to any other person for any purpose without A.G. Edwards' prior written consent.

Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is A.G. Edwards' opinion that, as of the date hereof, the $13.50 aggregate per share consideration to be received in the Transaction pursuant to the Agreement is fair, from a financial point of view, to the holders of Common Stock of the Company.

Very truly yours,
A.G. EDWARDS & SONS, INC.
By:	/s/ JOHN M. MORIARTY John M. Moriarty Managing Director-Investment Banking

QuickLinks

  ITEM 1. Subject Company Information
  ITEM 2. Identity and Background of Filing Person
  ITEM 3. Past Contacts, Transactions, Negotiations and Agreements
  ITEM 4. The Solicitation or Recommendation
  ITEM 5. Person/Assets, Retained, Employed, Compensated or Used
  ITEM 6. Interest in Securities of the Subject Company
  ITEM 7. Purposes of the Transaction and Plans or Proposals
  ITEM 8. Additional Information
  ITEM 9. Exhibits
SIGNATURE
  ANNEX A
MONOLITHIC SYSTEM TECHNOLOGY, INC. 1020 STEWART DRIVE SUNNYVALE, CALIFORNIA 94085 (408) 731-1800
INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER
THE SYNOPSYS DESIGNEES
INFORMATION CONCERNING THE COMPANY
DIRECTORS AND EXECUTIVE OFFICERS OF MOSYS
Directors
Executive Officers
EXECUTIVE COMPENSATION
PERFORMANCE GRAPH COMPARISON OF STOCKHOLDER RETURN
COMPARISON OF CUMULATIVE TOTAL RETURN AMONG MONOLITHIC SYSTEM TECHNOLOGY, INC., THE S&P 500 INDEX AND THE S&P TECHNOLOGY SECTOR INDEX
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE
REPORT ON EXECUTIVE COMPENSATION BY THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS
COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION
SPECIAL NOTE
SCHEDULE 1 SYNOPSYS DESIGNEES
  ANNEX B